                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Amendment Number 3 to FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                     OR 12(g) OF THE SECURITIES ACT OF 1934

                             BLUE RIDGE ENERGY, INC
                 (Name of Small Business Issuer in Its Charter)

         NEVADA                                             61-1306702
(State of Organization)                     (I.R.S. Employer Identification No.)

       632 ADAMS STREET, SUITE 710, BOWLING GREEN, KY 42101 (270) 842-2421
          (Address and telephone number of principal executive offices)

Securities registered pursuant to Section 12(b) of the Act: NONE

Securities registered pursuant to Section 12(g) of the Act: Common Stock par value $.005 per value.




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                                TABLE OF CONTENTS

                                   Form 10-SB

                             BLUE RIDGE ENERGY, INC.

PART I

    Item 1.       Business                                                               3
    Item 2.       Management's Discussion and Financial Analysis                         6
    Item 3.       Properties                                                             9
    Item 4.       Securities Ownership of Certain Beneficial Owners and                 12
                  Management
    Item 5.       Directors, Executive Officers, Promoters and Control Persons          14
    Item 6.       Executive Compensation                                                15
    Item 7.       Certain Relationships and Related Transactions                        16
    Item 8.       Description of Securities                                             18

PART II

    Item 1.       Market Price of and Dividends on the Registrant's Common Equity
                  and Other Shareholder Matters                                         21
    Item 2.       Legal Proceedings                                                     22
    Item 3.       Changes in and Disagreements with Accountants                         22
    Item 4.       Recent Sales of Unregistered Securities                               22
    Item 5.       Indemnification of Directors and Officers                             25

PART F/S

    Financial Statements                                                               F-1

PART III

    Index to Exhibits                                                                   26


OTHER

    Signatures                                                                          27




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                                     PART I

ITEM 1. DESCRIPTION OF BUSINESS

BUSINESS DEVELOPMENT

    Blue Ridge Energy, Inc. ("BR Energy"), a Nevada corporation, was organized in November, 1994, as Gem Source, Incorporated ("Gem Source"), and subsequently changed the name of the company to Blue Ridge Energy, Inc. in May 1996. BR Energy has offices at 632 Adams Street, Suite 710, Bowling Green, KY 42101.

    BR Energy is engaged in the oil and gas business primarily in Texas, Kentucky, New Mexico and West Virginia. BR Energy sponsors oil & gas drilling partnerships through which it raises funds for the drilling of oil and gas wells and participates for a 1% partnership interest as the managing general partner of the partnerships. BR Energy also owns two drilling rigs. These rigs are used to drill oil and gas wells for the sponsored oil and gas drilling partnerships and also other non-affiliated oil and gas companies. The rigs are operated on behalf of BR Energy by an affiliate, Blue Ridge Group, Inc. ("BR Group").

    BR Energy also acquires direct working interest participation in oil and gas properties. The working interest participations include exploratory and development wells and include both operated and non-operated working interest participations. These acquisitions are funded by a combination of the profits earned from sponsoring oil and gas drilling programs, the profit earned from contract drilling and from the proceeds of several private offerings of BR Energy preferred stock.

    The sponsored oil and gas drilling partnerships are governed by limited partnership agreements which include provisions regarding capital contributions, allocation of profits and losses, distributions to the partners, and management of the partnership by BR Energy. Partners may be assessed for additional capital requirements of the partnership by BR Energy. Partners failing to contribute their pro rata share of the additional capital are subject to a 300% penalty of the amount which the partner failed to contribute. Such penalty may be offset against any distributions otherwise due such partner. Limited partners are not subject to liability beyond their initial capital contributions but failure to contribute may subject them to the 300% penalty. Additional General Partners are subject to the debts and liabilities of the partnership, but if any Additional General Partner is held liable for any loss or liability of the partnership, such party shall be indemnified by the other partners to the extent of their respective interests in the partnership.

    The turnkey drilling contracts entered into by BR Energy with the sponsored oil and gas drilling partnerships cover the drilling, completing and equipping of the partnership wells. The material provisions of the turnkey drilling contracts include the identification of the specific wells to be drilled, the turnkey price, the depth of the wells to be drilled, the time of payment, the plan for completion of the well, the responsibility of BR Energy for a sound drilling location, and the right of the partnership to direct the stoppage of drilling at any time prior to reaching the contract total depth to be drilled.

    During 1999 and 1998, BR Energy had no significant customers or suppliers, other than its major stockholder, BR Group. BR Energy contracts with BR Group to provide turnkey drilling services, management, administrative, accounting and geological services.

    BR Energy intends to maintain an active role in the oil and gas industry as an operator of oil and gas wells, a sponsor of oil and gas drilling programs, a participant in oil and gas programs and as an independent producer of oil and gas.

BUSINESS OF THE ISSUER

    During March 1996, BR Group, acquired a majority of the common stock of BR Energy with the intent to develop it as an oil and gas exploration and development company. In May 1996, (1) a new Board of Directors and Executive Officers were elected, (2) the name of the company was changed from Gem Source, Incorporated to Blue Ridge Energy, Inc., and (3) the capitalization of BR Energy was restructured. The restructuring included a 1 for 5 reverse stock split of BR Energy's Common Stock effective May 6, 1996, which reduced the total number shares of common stock issued and outstanding to 526,000 shares. Additionally, 5,000,000 shares of BR Energy preferred stock were authorized at that time. Also, in 1996, after the 1 for 5 reverse split, BR Group loaned BR Energy $126,000 and BR Group purchased an additional 1,000,000 shares of BR Energy Common Stock for $50,000 ($0.05 per share) bringing BR Group's total ownership of BR Energy at December 31, 1996 to 1,200,000 shares out of a total of 1,526,600 shares and BR Energy common stock. The $126,000 loan was repaid in March, 1997.

    BR Energy has continued to increase its equity from 1996 through 1999 with a series of four preferred stock private placements.

    In May 1996, BR Energy authorized the issuance and sale of 300,000 shares of Series A Preferred Stock which had a par value of $0.01 per share at a price of $3.00 per share. In July 1996 the BR Energy acquired the assets (primarily accounts receivable and undeveloped oil and gas leases in eastern Kentucky) of Target Leasing, Ltd. I ("Target"), a Kentucky limited partnership by the issuance and exchange of 265,746 shares of BR Energy's Series A Preferred Stock. At the time of its issuance, there was no established market for the Series A Preferred Stock. The exchange price was arbitrarily determined by the management of BR Energy. In 1997, BR Energy issued an additional 32,000 share of Series A Preferred Stock at a cash price of $3.00 per share. The Series A Preferred Stock bore a 12% annual dividend and each share was converted into one (1) share of BR Energy Common Stock as of September 30, 1998. In total, 297,746 shares of Series A Preferred Stock were issued by BR Energy.

    In conjunction with the Target exchange offer BR Energy also authorized the issuance and sale of up to 300,000 shares of BR Energy's Series B Preferred Stock for $3.00 per share, cash. The Series B Preferred Stock bore a 12% annual dividend and was convertible into two (2) shares of BR Energy Common Stock. During 1996 and 1997, 202,374 shares of BR Energy Series B Preferred Stock were sold for approximately $596,000 (net of expenses). In 1998 approximately 175,000 shares of the issued Series B Preferred Stock were converted into 347,232 shares of BR Energy Common Stock.

    During 1997, BR Energy authorized the issuance and sale of up to 400,000 shares of its Series C Preferred Stock for $6.00 per share, cash, and sold 169,450 shares of Series C Preferred Stock for approximately $1,016,700. The BR Energy Series C Preferred Stock bore a 12% annual dividend and was automatically convertible into two (2) shares of BR Energy's Common Stock effective when a Securities Act Registration Statement is filed with the SEC or 2 years, whichever occurs first. At December 31, 1999 a total of 169,450 Series C shares had been converted into 338,900 shares of BR Energy common stock. As of December 31, 1999 a total of -0- BR Energy Series C Preferred shares remained outstanding.

    In 1998, BR Energy authorized the issuance and sale of 1,000,000 shares of BR Energy's non-voting Series D Preferred Stock for $5.00 per share, cash. In addition, BR Energy issued one Common Stock Warrant exercisable to purchase one share of BR Energy Common Stock for $1.00 with each share of Series D Preferred Stock sold. The BR Energy Series D Preferred Stock bears a 12% annual dividend and is automatically convertible into one (1) share of BR Energy Common Stock effective when a Securities Act Registration Statement for BR Energy Common Stock is filed with the SEC or two years from issuance, whichever occurs first. As of December 31, 1999, 636,950 shares of Series D Preferred Stock had been sold for approximately $3,184,750 less expenses of $777,759 and 636,950 Common Stock Warrants were outstanding. None of the Series D Preferred Shares have been converted into BR Energy Common Stock.

    BR Energy has derived cash flow from the above issuance of preferred stock, the exercise in 1998 by BR Group of Warrants to purchase 2,800,000 shares of BR Energy Common Stock at $0.05 per share for $140,000, the profits earned by BR Energy from the sponsoring of oil and gas drilling partnerships, and the revenues earned from the turnkey drilling contracts in the drilling of partnership wells. This has enabled BR Energy to fund its 1% partnership interest in the oil and gas drilling partnerships, advance funds related to the purchase of two drilling rigs, pay its operating costs and other expenses, and participate as a direct working interest partner in thirteen (13) wells. Of the Warrants exercised by BR Group, 1,800,000 shares were the Warrants remaining from the 2,000,000 issued by BR Energy to BR Group in June, 1996. The remaining 1,000,000 Warrants exercised related to the 5,000,000 Warrants issued by BR Energy to BR Group in February, 1998 exercisable at $0.05 a share.

    As of December 31, 1999, BR Energy had sponsored and invested in the private placement of eleven (11) Limited Partnerships with subscriptions of approximately $13,500,000. BR Energy's total participation in these thirty (30) wells resulted in six (6) and 56/100 (6.56) net wells owned by BR Energy.

    BR Energy has directly participated in the acquisition and development of undeveloped oil and gas leases over the past three years. As previously discussed, BR Energy acquired approximately 35,000 acres of undeveloped leasehold interests in 1996 from Target. These leases had an average term of two to three years. Because of the significant decline in oil prices by early 1998, it was not economically feasible to develop the leases. The prices continued to be depressed even into 1999 and the leases eventually expired. Because of the depressed oil prices BR Energy evaluated these interests held and recorded and additional impairment loss of $77,405 in both 1997 and 1998. As of December 31, 1999, BR Energy had no cost basis in undeveloped oil and gas leases.

    Properties are considered proved if provided reserves can be assigned to the property. Proved oil and gas reserves are the estimated quantities of crude oil, natural gas, and natural gas liquids that geological and engineering data demonstrate with reasonable certainty can be recovered in future years from know reservoirs under existing economic and operating conditions. Reservoirs are considered to contain proved reserves if the reserves can be produced economically and such economic production is supported by either actual production or a conclusive formation test. Proved developed reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Proved undeveloped reserves are reserves that are expected to be recovered from new wells on undrilled acreage or from existing wells where a relative major expenditure is required for recompletion.

    Proved properties are evaluated annually for possible impairment. Impairment is evaluated by comparing the estimated future cash flows of proved reserves to the cost basis of the proved oil and gas properties. If the sum of the expected future cash flows (undiscounted) is less than the carrying amount of the asset, an impairment loss is recognized.

    BR Energy uses the following assumptions regarding changing production levels and prices to evaluate the estimated future cash flows from proved properties. Initial production rates are based on the current rates for those reservoirs now on production. If a decline trend was established, this trend is used as the basis for estimating future rates. The oil and gas prices used in calculating the expected future cash flows of the Company's proved reserves for purposed of the impairment test calculations are based upon the expected future prices described in Note 1 to the accompanying financial statements.

    During 1998, BR Energy drilled the Homestake #1 well in Lea County, New Mexico. BR Energy owns a 66.9% working interest in this well. This property accounts for approximately 15% of BR Energy's proved developed reserves as of December 31, 1999.

    During 1998 the Company evaluated its investment of $392,380 in the Home Stake #1 re-entry well. The estimated undiscounted future cash flows using expected prices from the Home Stake #1 well were estimated to be $234,634 as of December 31, 1998. This estimated cash flow was calculated using the expected prices disclosed in note 1 and utilizing revised projected reserve data. Such reserve data was based primarily on the consulting petroleum engineers December 31, 1998 reserve estimate, revised for actual production data obtained in late 1998 and early 1999. The expected future cash flow was discounted at 10% to arrive at a fair value of the property of $142,892. The excess of the carrying value of the asset over the fair value of the property was recorded as an impairment loss in 1998 of $250,000.

    In the latter half of 1998, BR Energy entered into an agreement with its majority shareholder, BR Group, to acquire and develop oil and gas wells in the Appalachian Basin of Kentucky and acquire drillings equipment. Participation in the oil and gas wells was to be through sponsored oil and gas limited partnerships and through direct working interest participation.

    By December 31, 1999, BR Energy had total assets of approximately $4,400,000, total liabilities of approximately $800,000 and shareholders' equity of approximately $3,600,000. BR Energy's net income increased in 1999, to $153,000 from $48,000 in 1998.

    During the first half of 1999, BR Energy expanded its activities with the purchase of two Ingersoll Rand drilling rigs and ancillary equipment for approximately $2,100,000. Approximately 50% of these rig and equipment purchases were from BR Group. These purchases were funded by proceeds from BR Energy's Series D Preferred Stock offering and approximately $600,000 in long-term debt to an unaffiliated entity.

    During 1999, BR Energy sponsored and invested in the private placement of four (4) additional Limited Partnerships with subscriptions of approximately $4,200,000. These Limited Partnerships sponsored by BR Energy participated in the drilling of fifteen (18) oil and gas wells in Harlan, Bell and Knox counties of Kentucky, located in the Appalachian Basin, one well in the Wharton County, Texas area, and five wells in Mingo and Wyoming Counties, West Virginia.

    In addition to the indirect working interest owned through these Limited Partnerships, BR Energy also participated with additional direct working interest ownership in five (5) of these wells. Of the five (5) wells where BR Energy participated for additional direct working interest, all five (5) are producing gas wells. BR Energy's total participation in these wells resulted in the addition of 4.82 wells owned by the Company. See item 3, Properties, for a complete description of the Company's key properties, ownership interest and oil and gas reserves.


COMPETITION, MARKETS AND REGULATIONS

    COMPETITION

    The oil and gas industry is highly competitive in all its phases. BR Energy encounters strong competition from other independent oil and gas producers. Many of its competitors possess substantially greater financial resources, which they can use to acquire economically desirable oil and gas properties. BR Energy does not consider itself a significant factor in the domestic oil and gas industry nor in that segment of the oil and gas industry located in Kentucky, Texas, New Mexico or West Virginia.



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    MARKETS

    The price obtainable for oil and gas production from BR Energy properties is affected by market factors beyond the control of the Company. Such factors include the extent of domestic production, the level of imports of foreign oil and gas, the general level of market demand on a regional, national and worldwide basis, domestic and foreign economic conditions that determine levels of industrial production, political events in foreign oil-producing regions, and variations in governmental regulations and tax laws and the imposition of new governmental requirements upon the oil and gas industry. There can be no assurance that oil and gas prices will not decrease in the future, thereby decreasing net revenues from BR Energy properties.

    From time to time, there may exist a surplus of gas or oil supplies, the effect of which may be to reduce the amount of hydrocarbons that BR Energy may produce and sell, while such oversupply exists. In recent years, initial steps have been taken to provide additional gas pipelines from Canada to the United States. If additional Canadian gas is brought to the United States market, it could create downward pressure on United States gas prices.

    REGULATIONS

    Environmental Regulation

    The federal government and various state and local governments have adopted laws and regulations regarding the control of contamination of the environment by the oil and gas industry. These laws and regulations may require the acquisition of permits by oil and gas operators before drilling commences, prohibit drilling activities on certain lands lying within wilderness areas or where pollution arises and impose substantial liabilities for pollution resulting from operations, particularly operations near or in onshore and offshore waters or on submerged lands. These laws and regulations may also increase the costs of routine drilling and operation of wells. Because these laws and regulations change frequently, the costs to BR Energy of compliance with existing and future environmental regulations cannot be predicted.

     The Company generates wastes that may be subject to the Federal Resource Conservation and Recovery Act ("RCRA") and comparable state statutes. The U.S. Environmental Protection Agency ("EPA") and various state agencies have limited the approved methods of disposal for certain hazardous and nonhazardous wastes. Furthermore, certain wastes generated by the Company's operations that are currently exempt from treatment as "hazardous wastes" may in the future be designated as "hazardous wastes," and therefore be subject to more rigorous and costly operating and disposal requirements.

      The Company currently owns or leases numerous properties that for many years have been used for the exploration and production of oil and natural gas. Although the Company believes that it has utilized good operating and waste disposal practices, prior owners and operators of these properties may not have utilized similar practices, and hydrocarbons or other wastes may have been disposed of or released on or under the properties owned or leased by the company or on or under locations where such wastes have been taken for disposal. These properties and the wastes disposed thereon may be subject to the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), RCRA and analogous states laws as well as state laws governing the management of oil and natural gas wastes. Under such laws, the company could be required to remove or remediate previously disposed wastes (including wastes disposed of or released by prior owners or operators) or property contamination (including groundwater contamination) or to perform remedial plugging operations to prevent future contamination.

       CERCLA and similar state laws impose liability, without regard to fault or the legality of the original conduct, on certain classes of persons that are considered to have contributed to the release of a "hazardous substance" into the environment. These persons include the owner or operator of the disposal site or sites where the release occurred and companies that disposed of or arranged for the disposal of the hazardous substances found at the site. Persons who are or were responsible for release of hazardous substances under CERCLA may be subject to joint and several liability for the costs of cleaning up the hazardous substances that have been released into the environment and for damages to natural resources, and it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the hazardous substances released into the environment.

    Federal Regulation of Natural Gas

    The transportation and sale of natural gas in interstate commerce is heavily regulated by agencies of the federal government. The following discussion is intended only as a summary of the principal statutes, regulations and orders that may affect the production and sale of natural gas from BR Energy properties.

    FERC Orders

    Several major regulatory changes have been implemented by the Federal Energy Regulatory Commission ("FERC") from 1985 to the present that affect the economics of natural gas production, transportation and sales. In addition, the FERC continues to promulgate revisions to various aspects of the rules and regulations affecting those segments of the natural gas industry that remain subject to the FERC's jurisdiction. In April 1992, the FERC issued Order No. 636 pertaining to pipeline restructuring. This rule requires interstate pipelines to unbundled transportation and sales services by separately stating the price of each service and by providing customers only the particular service desired, without regard to the source for purchase of the gas. The rule also requires pipelines to (i) provide nondiscriminatory "no-notice" service allowing firm commitment shippers to receive delivery of gas on demand up to certain limits without penalties, (ii) establish a basis for release and reallocation of firm upstream pipeline capacity and (iii) provide non-discriminatory access to capacity by firm transportation shippers on a downstream pipeline. The rule requires interstate pipelines to use a straight fixed variable rate design. The rule imposes these same requirements upon storage facilities.

    FERC Order No. 500 affects the transportation and marketability of natural gas. Traditionally, natural gas has been sold by producers to pipeline companies, which then resell the gas to end-users. FERC Order No. 500 alters this market structure by requiring interstate pipelines that transport gas for others to provide transportation service to producers, distributors and all other shippers of natural gas on a nondiscriminatory, "first-come, first-served" basis ("open access transportation"), so that producers and other shippers can sell natural gas directly to end-users. FERC Order No. 500 contains additional provisions intended to promote greater competition in natural gas markets.



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    It is not anticipated that the marketability of and price obtainable for natural gas production from BR Energy's properties will be significantly affected by FERC Order No. 500. Gas produced from BR Energy's properties normally will be sold to intermediaries who have entered into transportation arrangements with pipeline companies. These intermediaries will accumulate gas purchased from a number of producers and sell the gas to end-users through open access pipeline transportation.

    State Regulations

    Production of any oil and gas from BR Energy's properties is affected by state regulations. States in which BR Energy operates have statutory provisions regulating the production and sale of oil and gas, including provisions regarding deliverability. Such statutes, and the regulations promulgated in connection therewith, are generally intended to prevent waste of oil and gas and to protect correlative rights to produce oil and gas between owners of a common reservoir. State regulatory authorities also regulate the amount of oil and gas produced by assigning allowable rates of production to each well or proration unit.

    Operating Hazards and Insurance

    The oil and gas business involves a variety of operating risks, including the risk of fire, explosions, blow-outs, pipe failure, casing collapse, abnormally pressured formations and environmental hazards such as oil spills, gas leaks, ruptures and discharges of toxic gases, the occurrence of any of which could result in substantial losses to BR Energy due to injury or loss of life, severe damage to or destruction of property, natural resources and equipment, pollution or other environmental damage, clean-up responsibilities, regulatory investigation and penalties and suspension of operations.

    In accordance with customary industry practice, we maintain insurance against some, but not all, of the risks described above. However, there can be no assurance that any insurance obtained by us will be adequate to cover any losses or liabilities. We cannot predict the continued availability of insurance or the availability of insurance at premium levels that justify its purchase. The occurrence of a significant event not fully insured or indemnified against could materially and adversely affect our financial condition and operations.

    Employees

    BR Energy has no employees. BR Energy's majority shareholder, Blue Ridge Group, however, has a staff of geologists, petroleum engineers, drilling and accounting personnel who administer the operations of BR Group and the BR Energy. As of December 31, 1999, BR Group had sixty (60) employees of which approximately fifteen (15) are geological and administrative personnel. The remainder are employed in oil and gas drilling and service activities. BR Energy pays a $20,000 per month management fee to BR Group for administrative and overhead expenses. This management fee is intended to cover only the expenses attributable to the fifteen (15) geological and administrative personnel which are applicable to BR Energy's operations.

    During 1998, management of BR Group conducted an analysis of the time spent by each of the fifteen (15) employees that performed services for BR Energy. Based on these time estimates, the employees' annual compensation was allocated to the applicable entity (Group or Energy) receiving the services.

    Although the actual services rendered on a month to month basis may vary, depending on many factors, management of BR Energy is of the opinion that the method used is reasonable and the Company receives fair value for these services.

    Annually, Management reviews the salary structure of applicable employees and proportional allocations to determine the reasonableness of the amounts and that fair value is received for services rendered. For the year ended December 31, 1999, no material modifications in the management contract or management fee were made as it was determined by management that the amounts charged and the services received were reasonable.

    Annually, the Board of Directors will determine if any of the executive officers of BR Energy (discussed on page 14) are eligible for a performance bonus. During 1998, Robert D. Burr was paid a performance bonus of $25,000.




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ITEM 2. MANAGEMENT'S DISCUSSION AND FINANCIAL ANALYSIS OF FINANCIAL CONDITION

      The following discussion is intended to assist in an understanding of BR Energy's financial position and results of operations for each year of the two year period ended December 31, 1999. The Financial Statements and the notes thereto which follow contain detailed information that should be referred to in conjunction with the following discussion.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION
    REFORM ACT OF 1995:

    Statements, other than historical facts, contained in this report on Form 10-KSB, including statements of estimated oil and gas production and reserves, drilling plans, future cash flows, anticipated capital expenditures and Management's strategies, plans and objectives, are "forward looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and
Section 21E of the Securities Exchange Act of 1934, as amended. Although we believe that our forward looking statements are based on reasonable assumptions, we caution that such statements are subject to a wide range of risks and uncertainties incident to the exploration for, acquisition, development and marketing of oil and gas; and we can give no assurance that our estimates and expectations will be realized. Important factors that would cause actual results to differ materially from the forward looking statements include, but are not limited to, changes in production volumes, worldwide demand, and commodity prices for petroleum natural resources; the timing and extent of our success in discovering, acquiring, developing and producing oil and gas reserves; risks incident to the drilling and operation of oil and gas wells; future production and development costs; the effect of existing and future laws, governmental regulations and the political and economic climate of the United States and foreign countries in which we may operate, if any; the effect of hedging activities; and conditions in the capital markets. Other risk factors are discussed elsewhere in this Form 10-KSB.

    FINANCIAL OVERVIEW

    Blue Ridge Energy, Inc. (BR Energy), is a publicly traded, independent oil and gas company engaged in the drilling, exploration, development and production of oil and gas properties in Texas, Kentucky, West Virginia and New Mexico. BR Energy has an interest in 43 wells and owns two drilling rigs, which are used to drill oil and gas wells for joint ventures and limited partnerships sponsored by it and for other non-affiliated oil and gas companies.

    Historically, BR Energy has grown through drilling with joint ventures and limited partnerships it has sponsored. While BR Energy will continue to sponsor joint ventures and limited partnerships in the future, it will complement those programs with the expansion of its oil and gas reserves through acquisitions and greater participation in oil and gas properties.

    To accomplish these expanded goals it has recently appointed Ed Stillie as President with a mandate to grow BR Energy through parallel courses of increasing the reserves and production through acquisitions and exploratory programs and expanding our sponsorship of industry and limited partnership drilling programs.

    RESULTS OF OPERATIONS

    Net income was $153,000 in 1999 compared to $48,000 in 1998. On a per share basis, which takes into account cash dividends paid on preferred stock, BR Energy had a net loss of $0.03 per share in 1999 as compared to a net loss of $0.09 per share in 1998.

    OPERATING REVENUES

    Operating revenues totaled $5,900,000 in 1999; a 181% increase from the $2,100,000 in 1998. Turnkey drilling contract sales included in operating revenues were $4,634,000 in 1999 as compared to $1,743,000 in 1998. Oil and gas sales included in operating revenues were $60,226 for 1999 as compared to $27,501 for 1998. Operating revenues also includes fees earned from the sponsoring of oil and gas drilling partnership in the form of management fees, syndication fees, and other reimbursed costs. These fees included in operating revenues totaled $383,895 in 1999 as compared to $ $316,978 for 1998. BR Energy also acquired two (2) drilling rigs in 1999 which generated revenues of $792,000 for 1999 versus no such revenues in 1998.

    The increase in operating revenues in 1999 from 1998 was caused by an improved demand for limited partnership interests generated from an increased marketing effort and an improved pricing structure for oil and gas. In the opinion of BR Energy, the sale of oil and gas drilling partnership interests was hampered by low prices for oil and gas during much of 1998.

    Production from BR Energy's oil and gas activities continued to increase in 1999 from 1998 despite the abandonment of eight (8) oil wells for economic reasons. Increased production in 1998 from BR Energy's oil and gas activities was negated by a sharp decline in oil prices in the early portion of 1998 thereby causing oil and gas revenues to remain essentially unchanged.

    DIRECT OPERATING COSTS

    Direct operating costs totaled $4,300,000 in 1999, a 207% increase from the total of $1,400,000 in 1998. Direct operating costs are the turnkey drilling contract costs for the drilling, completion, and equipping of oil and gas wells. The increase in these costs for 1999 are a result of increased activity levels previously discussed as well as the addition of $709,000 in drilling rig operation costs; while the decrease during 1998 was a result of lower oil and gas prices causing a reduction in drilling funds raised during 1998 and correspondingly resulted in reduced drilling costs.



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    OTHER OPERATING EXPENSES

    Other operating expenses increased 96.9% to $1,290,000 in 1999 from $655,000 in 1998 primarily as a result of the marketing efforts in the marketing of BR Energy's Limited Partnerships as previously discussed.

    Depreciation, depletion and amortization continued increasing to $117,695 in 1999 from $17,978 in 1998. These increases are primarily related to the purchase of drilling rigs and oilfield service equipment in 1999 and 1998.

    GENERAL AND ADMINISTRATIVE EXPENSES

    General and Administrative costs for 1999 were $353,860 and $166,104 for 1998. Such amounts include a portion of the management fee charged by BR Group; $155,000 for 1999 and $78,000 for 1998. The remainder of the management fee is allocated to cost of sales, amounting to $85,000 in 1999 and $162,500 in 1998. The allocation of the management fee is based on management's estimate of the percentage of costs applicable to each of the categories (i.e. cost of sales or g & a expenses). This is determined by the volume of activity during the year and type of services that are rendered by BR Group.

    The balance of general and administrative expenses consists of legal and accounting fees of $150,058 in 1999 and $57,005 in 1998. The increase in professional fees was due to additional reporting requirement in connection with the filing of a 1934 Act Registration Statement in September, 1999.

    OTHER INCOME (EXPENSE)

    Other income (expense) decreased to $1,669 in 1999 as compared to $95,000 in 1998 as interest income dropped and interest expense increased with the utilization of BR Energy's cash in the acquisition of oil and gas properties and drilling equipment.

    INCOME TAXES

    BR Energy provided for Federal and state income tax expense of $86,000 and $25,000 in 1999 and 1998, respectively. These provisions represent effective tax rates of 35% in each of those years. In 1999 and 1998, BR Energy had tax deductions for intangible drilling costs resulting in tax credits of $162,000 and $100,000, respectively. These tax credits were utilized, whenever possible, in order to reduce the cash impact of the income taxes.

    A valuation allowance for BR Energy's deferred tax asset of $35,442 in 1998 (see note 8 to the accompanying audited financial statements) was not provided due to existing taxable temporary differences sufficient to offset the net operating loss ("NOL") carryforward. At December 31, 1999 the Company had $35,000 of its NOL remaining to reduce its future taxable net income.

    BALANCE SHEET REVIEW

    ASSETS

    BR Energy's current assets decreased 49% to $1,200,000 at the end of 1999 from $2,300,000 at the end of 1998. The decrease in 1999 was caused by the purchase of oil and gas properties and drilling equipment, as previously discussed. These purchases were the primary cause of a 57% decrease in advances to BR Group of $627,000 at the end of 1999 as compared to $1,470,000 at the end of 1998. These interest bearing, unsecured advances were made to BR Group in order to facilitate; (1) the acquisition and development of oil and gas properties in the Appalachian Basin, (2) to purchase a new Ingersoll Rand RD-20 rig and a TR-4 drilling rig and ancillary equipment and (3) improved interest income from available funds. Such advances were paid in full by June of 1999 and the balances at December 31, 1999 represent temporary balances incurred in normal daily business as properties are developed. BR Energy's property purchases were the primary cause of the 72% decrease in cash to $131,000 and its daily operations were cause of the 18% increase in accounts receivable from managed limited partnerships, trade and other accounts receivable at the end of 1999 as compared to the end of 1998.

    Property and equipment increased 488% to $3,200,000 at the end of 1999 as compared to $540,000 at the end of 1998 due to the property and equipment acquisitions previously discussed.

    Other assets decreased 92% to $10,000 at the end of 1999 from $150,000 at the end of 1998 primarily as a result of the application of deposits made for the purchase of the drilling rigs and ancillary equipment previously mentioned.

    LIABILITIES

    BR Energy's current liabilities decreased 66% to $201,000 at year-end 1999 from $590,000 at the end of 1998 as a result of BR Energy's fulfilling its turnkey drilling commitments during normal operations and the payment various short term promissory notes to limited partner investors.

    BR Energy adopted provisions of the Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" (required for fiscal years beginning after December 15,1992) which requires the use of the "liability" method under which deferred tax assets and liabilities are recognized for their estimated future tax consequences. The tax effect of significant temporary differences representing these net deferred taxes was $86,000 and $24,000 at December 31, 1999 and December 31, 1998, respectively. For further information regarding income taxes, see Note 8 of the Financial Statements.

    During 1999, BR Energy entered into various long-term notes payable, secured by drilling equipment, in order to purchase drilling equipment. The balance due under these notes at December 31, 1999 is approximately $529,000.

    STOCKHOLDERS' EQUITY

    Total capital invested in BR Energy for Common and Preferred Stock increased 45% to $4,200,000 at year-end 1999 from $2,900,000 at the end of 1998 as a result of the purchases of 369,250 shares of Series D. Preferred Stock by investors as previously discussed. Approximately 667,970 shares of Preferred Stock were converted into 1,038,194 shares of Common Stock during 1999 and 1998. BR Energy's majority shareholder, BR Group exercised options to purchase 2,800,000 shares of Common Stock in 1998. For further information regarding the capital structure of BR Energy, see Note 10 of the Financial Statements.

    Despite recording net income of $153,000, BR Energy's retained earnings declined 45% to an accumulated deficit of $648,000 at December 31, 1999 from an accumulated deficit of $448,000 at December 31, 1998 as the result of the payment of cash dividends totaling $313,000 to BR Energy's Preferred Shareholders during the year, 1999.

    CAPITAL RESOURCES AND LIQUIDITY

    BR Energy's current ratio (current assets / current liabilities) was 5.82 to 1 in 1999 and 4.05 to 1 in 1998. Such calculations include the accounts receivable from managed oil and gas drilling partnerships ($337,000 in 1999 and $248,000 in 1998) and advances to related parties ($627,000 in 1999 and $1,467,000 in 1998). The change in the current ratio from 1999 to 1998 was due primarily to contributed capital from the sale of Preferred Stock combined with borrowing proceeds more than offsetting funds used in the acquisition of oil and gas properties and drilling equipment.

    BR Energy's primary source of cash in 1999 was derived from the sale of oil and gas limited partnerships, equity and the operation of oil and gas properties. Without these sources of cash BR Energy would not have adequate sources of cash for its operations. While BR Energy expects that its revenue sources will not significantly change in 2000, BR Energy will be increasing its emphasis on drilling and developing oil and gas properties in order to increase its revenue from oil and gas production.

    During the two years ended December 31, 1999 and December 31, 1998, BR Energy has relied upon net inflows of cash from the sale of equity, supplemented by net inflows of cash generated by its operating activities to fund the purchase of assets and its expansion. Generally speaking, management intends to fund further growth with similar equity transactions and improved cash flows from operations.

    As of December 31, 1999, the Company had sufficient cash to satisfy its operating needs for a period of ninety (90) days or longer, considering the funds previously advanced to Blue Ridge Group as of December 31, 1999 of $627,304. The Company plans to continue funding its operating needs by sponsoring 3 to 5 limited partnership oil and gas drilling programs a year.

ITEM 3.  PROPERTIES

    As of March 31, 2000, BR Energy has participated, either directly or indirectly through its sponsored limited partnerships, in 43 wells, of which 30 are presently productive, located in Kentucky, Texas, West Virginia and New Mexico.

    The following table summarizes by acquisition BR Energy's reserves and gross and net interests in producing oil and gas wells as of December 31, 1999. Productive wells are producing wells and wells capable of production, including gas wells awaiting pipeline connections and oil wells awaiting connection to production facilities. Wells that are completed in more than one producing horizon are counted as one well.

                               GROSS WELLS                  NET WELLS                    RESERVES
                               -----------                  ---------                    --------
   GEOGRAPHIC AREA         OIL            GAS           OIL           GAS          OIL              GAS
   ---------------         ---            ---           ---           ---          ---              ---
                                                                                  (BBLS)           (MCF)
New Mexico                 1.00           0.00          0.67          0.00        17,963           18,000

Texas                      1.00           4.00          1.00          1.31         3,611           69,000

Kentucky                   0.00          18.00          0.00          4.82             0          731,977

West Virginia              0.00           6.00          0.00          0.41             0                0
                           ----          -----          ----          ----        ------          -------

        Totals             2.00          28.00          1.67          6.54        21,574          818,977
                           ====          =====          ====          ====        ======          =======


KEY PROPERTIES:

      The working interest owned by BR Energy either directly or indirectly through the oil and gas partnerships is owned jointly with other working interest partners and is subject to various royalty and overriding royalty interests which generally range in total to between 20% - 30% on each property. Management does not believe any of these burdens materially detract from the value of the properties or will materially detract from the value of the properties or materially interfere with their use.

    The following are the primary properties held by BR Energy as of March 31, 2000:

HOME STAKE #1: The Home Stake #1 oil well is a development well located in Lea County, New Mexico. BR Energy owns 66.9% of the Working Interest in the Home Stake #1 which is a 50.2% Net Revenue Interest.

    HARLAN / BIG SANDY PROSPECTS: Since December 31, 1998 BR Energy has embarked on an Appalachian Basin development well drilling program in Bell, Knox and Harlan counties of Kentucky. As of December 31, 1999, eighteen (18) wells have been drilled. Of the eighteen (18), seven (7) are currently in production and selling gas, the remaining eleven (11) have been drilled and are in various stages of completion. These wells account for 74% of the total value of BR Energy's reserves as of December 31, 1999 with no single well being a majority of the reserve value attributed thereto. BR Energy owns varying Working Interests in these wells ranging from 25% to 30.25% of the working Interest with Net Revenue Interests ranging from 18.75% to 22.69% in each well. Four (4) of the gas wells in the completion phase are in an area in Harlan County, Kentucky where local utilities have not hooked into the gas pipeline as scheduled by the gas purchaser. The date on which gas sales are anticipated from these four (4) wells is uncertain.

    KEEGAN GIBSON #1: The Keegan Gibson #1 oil well is a development well located in Smith, County, Texas and accounts for 3% of the total value of BR Energy's reserves as of December 31, 1999. In December of 1999 BR Energy increased its ownership in this well to 100% of the Working Interest which is a 75% Net Revenue Interest.

    AMEND #1 & CATOR #1: The Amend #1 and Cator #1 wells are development wells located in Sherman County, Texas and account for 4% of the total value of BR Energy's reserves as of December 31, 1999. In December of 1999, BR Energy purchased 100% of the Working Interest which is a 75% Net Revenue Interest in these two wells.

    MACK PIERCE #1: During 1999, BR Energy acquired an interest in the Mack Pierce #1 well in Wharton County, Texas which began drilling in December, 1999, was determined commercially productive, and will be completed and put into production during the first quarter of 2000. BR Energy owns 18.67% of the Working Interest in the Mack Pierce #1 which is a 14.00% Net Revenue Interest. Since the well had not been completely drilled and evaluated as of December 31, 1999, no reserves attributable to this well were included in BR Energy's reserve valuations.

    SHELBY COUNTY, TEXAS: At the end of 1999, BR Energy acquired an interest in one (1) development well in Shelby County, Texas which is scheduled to begin drilling during the second quarter of 2000.

    MINGO AND WYOMING COUNTIES, WEST VIRGINIA: At the end of 1999, BR Energy acquired an interest in five (5) development wells in Mingo and Wyoming Counties, West Virginia. Drilling activities for these wells began in December, 1999. During the first quarter of 2000, BR Energy acquired an interest in a sixth well and has commenced drilling activities on all of the six wells. Two wells have been drilled, completed and are presently producing gas, two wells are in the final stages of completion and should begin production during the second quarter of 2000 and drilling activities are presently underway on the final two wells.

    DRILLING RIGS: During 1999, the Company acquired two drilling rigs and ancillary equipment. Rig #4 is a 1999 Ingersoll Rand RD-20 which is capable of drilling 5,000 feet and Rig #2 which is an Ingersoll Rand TR-4 acquired from BR Group is capable of drilling 3,000 feet. The drilling rigs are managed by BR Group on behalf of BR Energy and are used to drill wells for oil and gas partnerships sponsored by BR Energy as well as on a contract basis for other third parties.

TITLE TO PROPERTIES

     In the normal course of business, the operator of each lease has the responsibility of examining the title on behalf of all working interest partners. Title to substantially all significant producing properties of BR Energy has been examined by various attorneys. The properties are subject to royalty, overriding royalty and other interests customary in the industry.

    The working interest owned by BR Energy either directly or indirectly through the oil and gas partnerships is owned jointly with other working interest partners and is subject to various royalty and overriding royalty interest which generally range in total between 20% - 30% on each property. Management does no believe any of these burdens materially detract from the value of the properties or materially interfere with their use.

PRODUCTION AND SALES PRICE

    The following table summarizes the sales volumes of BR Energy's net oil and gas production expressed in barrels of oil. Equivalent barrels of oil are obtained by converting gas to oil on the basis of their relative energy content; Six thousand cubic feet of gas equals one barrel of oil.


                                                      NET PRODUCTION              NET PRODUCTION
                                                       FOR THE YEAR                FOR THE YEAR
                                                         12/31/99                    12/31/98
                                                         --------                    --------
Net Volumes (Equivalent Barrel)                            3,238                       2,051

 Average Sales Price per
    Equivalent Barrel                                     $18.60                      $13.41

 Average Production Cost
    per Equivalent Barrel
    (includes production taxes)                           $ 5.48                      $13.27

    The Average Production Costs per Equivalent Barrel represents the Lease Operating Expenses divided by the Net Volumes in equivalent barrels. Lease Operating Expenses includes normal operating costs such as pumper fees, operator overhead fees, electric costs, pump repair costs, chemicals, pulling unit costs, production taxes, etc. The 1998 amount of $13.41 included significant workover costs (pulling units and pump repairs) related to the Blue Ridge Energy Production Fund Wells. These wells were abandoned in 1999.

    NET PROVED OIL AND GAS RESERVES

    Presented below are the estimates of BR Energy's proved reserves as of December 31, 1999 and 1998. All of BR Energy's proved reserves are located in the United States.

                                                 DECEMBER 31,                          DECEMBER 31,
                                                    1999                                   1998
                                                             NATURAL                                NATURAL
                                            OIL                GAS                OIL                 GAS
                                          -------            -------             ------             -------
                                           (BBLS)             (MCF)              (BBLS)              (MCF)
Proved developed reserves:
Balance at beginning of year               34,959             30,850              2,236                  0

Extensions, discoveries
   and other additions                         --            734,840             20,989             22,000
Revisions of previous estimates           (14,397)           (12,850)                --                 --

Purchases of minerals in place              3,564             70,252             13,452             10,850
Production                                 (2,552)            (4,115)            (1,718)            (2,000)
                                          -------            -------             ------             ------

Balance at end of year                     21,574            818,977             34,959             30,850
                                          =======            =======             ======             ======


    BBLS - Barrels of Oil                MCF - Million cubic feet of gas

    In estimating the oil and natural gas reserves, BR Energy, in accordance with criteria prescribed by the Securities and Exchange Commission, has used prices received as of December 31, 1998 and 1999 without escalation, except in those instances where fixed and determinable gas price escalations are covered by contracts, limited to the price BR Energy reasonably expects to receive.

    Future prices received for the sale of BR Energy's product may be higher or lower than the prices used in the evaluation described above; the operating costs relating to such production may also increase or decrease from existing levels. The estimates presented above are in accordance with rules adopted by the SEC.

    DRILLING ACTIVITIES

                                                                       Oil Wells                 Gas Wells
                                                                       ---------                 ---------
                                                                   1999         1998         1999         1998
                                                                   ----         ----         ----         ----
Exploratory Wells                                                   --           --           --           --
Development Wells                                                   --            2           19            3
     Total Wells                                                    --            2           19            3


ITEM 4. SECURITIES OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The table below sets forth each stockholder who is known to the Company to be the beneficial owner of more than 5% of the common stock of the Company at December 31, 1999.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

The table below sets forth each stockholder who is know to the company to be the beneficial owner of more than 5% of the common stock of the Company at December 31, 1999.

TITLE             NAME AND ADDRESS                        AMOUNT AND NATURE            PERCENT
CLASS             OF BENEFICIAL OWNER                     OF BENEFICIAL OWNER          OF CLASS
--------------------------------------------------------------------------------------------------
Indirect
Ownership

Common            Robert D. Burr                              1,872,235 (1)              19.1%
                  632 Adams Street, Suite 710
                  Bowling Green, KY 42101

Common            Russell L. Vera                             1,872,235 (2)              19.1%
                  632 Adams Street, Suite 110
                  Bowling Green, KY 42101

Direct
Ownership

Common            Blue Ridge Group, Inc.                      7,126,893 (3)              72.7%
                  632 Adams Street, Suite 700
                  Bowling Green, KY 42101

(1) Mr. Burr's beneficial ownership is attributable to his trust's ownership of 26.27% of BR Group which owns 72.7% of BR Energy. Included in this table are warrants held by BR Group to purchase 4,000,000 shares of BR Energy at $0.05 per share. Said warrants expired March 31, 2003.
(2) Mr. Vera's beneficial ownership is attributable to his trust's ownership of 26.27% of BR Group which owns 72.7% of BR Energy. Included in this table are warrants held by BR Group to purchase 4,000,000 shares of BR Energy at $0.05 per share. Said warrants expire March 31,2003.
(3) BR Group's beneficial ownership is attributable to its direct ownership of 3,126,893 shares of common stock and warrants to purchase 4,000,000 shares at $0.05. Said warrants expire March 31, 2003.
(4) Mr. Burr and Mr. Vera (Mr. Burr's son-in-law) have disclaimed beneficial interest in each others respective shares.


The table below sets forth the beneficial stock ownership of all directors and officers of BR Energy as of December 31, 1999.

TITLE             NAME AND ADDRESS                        AMOUNT AND NATURE            PERCENT
CLASS             OF BENEFICIAL OWNER                     OF BENEFICIAL OWNER          OF CLASS
--------------------------------------------------------------------------------------------------
Common            Robert D. Burr                              1,872,235 (1)              19.1%
                  632 Adams Street, Suite 710
                  Bowling Green, KY 42101

Common            All Directors and Officers as a group       1,872,235                  19.1%
                  (3 persons)

1. Mr. Burr's beneficial ownership is attributable to his trust's ownership of 26.27% of BR Group which in turn owns 72.7% of BR Energy. Included in this table are warrants held by BR Group to purchase an additional 4,000,000 shares of BR Energy at $0.05 a share. Said warrants expire on March 31, 2003.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Set forth below is certain information as of March 31, 2000 regarding the directors and executive officers of BR Energy. These individuals are not employed directly by BR Energy. Their compensation is included under a management agreement with BR Group as more fully discussed on page 5.

                        DIRECTORS AND EXECUTIVE OFFICERS


                                         POSITION(S) WITH
    NAME                   AGE     BR ENERGY AND OTHER COMPANIES
    ----                   ---     -----------------------------
    Robert D. Burr         54      Chairman of the Board of BR Energy,

    Edward L. Stillie      55      Director of BR Energy, President and Chief
                                   Executive Officer

    James T. Cook Jr.      47      Director of BR Energy, Senior Vice President-
                                   Finance and Chief Financial Officer

    Harry J. Peters        56      Director of BR Energy, Senior Vice President-
                                   Sales and Marketing

    Gregory B. Shea        38      Director of BR Energy; Senior Vice President-
                                   Operations

    Russell L. Vera        38      Director of BR Energy; Senior Vice President-
                                   Exploration and Development

ROBERT D. BURR, age 54, Bowling Green, Kentucky, has been Chairman of the Board, President and Chief Executive Officer of BR Energy since May, 1996, resigning as President and Chief Executive Officer on March 1, 2000. A native of Port Arthur, Texas, Mr. Burr attended McNeese State College, Lake Charles, Louisiana. He has been active for over 20 years in the oil and gas business with a myriad of companies. He has been the Chairman of the Board, President and Chief Executive Officer of BR Group, since August 1993.

EDWARD L. STILLIE, age 55, Bowling Green, Kentucky. Mr. Stillie joined BR Energy on March 1, 2000 as President and Chief Executive Officer and became a Director on April 10, 2000, with a strong background in management and oil and gas syndication, having been a senior executive for the past 20 years with companies such as NRM Corporation, Boston Financial, Inc. and most recently, as National Marketing Director and Senior Vice President for Houston-based Swift Energy Company.

JAMES T. COOK, JR., age 47, Bowling Green, Kentucky, has been Sr. Vice President, Finance and a Director of BR Energy since May 1996. Mr. Cook also serves as Secretary and Treasurer of BR Energy. He is an accountant by training, and a graduate of Stephen F. Austin State University, Nacogdoches, Texas. From 1983 to 1989, he was Vice President, Finance and Treasurer of the Shanley Corp., Dallas, Texas, a publicly owned oil and gas exploration company. From 1990 through 1994, he served in various financial capacities for a group of Florida based companies with interests in Caribbean resorts and stores. Since June 1, 1995, he has been a Director and the Vice-President - Finance and Chief Financial Officer of BR Group. In 1997, Mr. Cook became the brother-in-law of Mr. Burr.

HARRY J. PETERS, age 56, Bowling Green, Kentucky. Mr. Peters joined BR Energy as a Director and Sr. Vice President-Sales and Marketing on April 10, 2000. A native of New York, he has over 30 years of experience in sales and marketing both domestic and international. Over the years, he has developed close working relationships with investment bankers, institutional investors, and securities dealers while directing market financing of reserve purchases, and raising drilling risk capital and venture capital for wells in Texas, Kentucky, Oklahoma, Louisiana, Colorado, West Virginia and Utah. Mr. Peters has been a Director and Sr. Vice President-Sales and Marketing of BR Group since April of 1999. He is a graduate of St. Michaels College in Santa Fe, New Mexico.

GREGORY B. SHEA. age 38, Bowling Green, Kentucky, has been a Director and Senior Vice President-Operations of BR Energy since August, 1999. Mr. Shea has been President of Blue Ridge Builders, Inc. a residential/commercial builder in Bowling Green, Kentucky and a majority-owned subsidiary of BR Group since November 1994 and he was elected a Director of BR Group in February, 1995. Since that time, Mr. Shea has managed BR Group's Kentucky drilling and field operations. He is a native of Plano, Texas. Between 1981 and 1986, he attended the University of North Texas. Mr. Shea is a son-in-law of Mr. Burr.

RUSSELL L. VERA, age 38, Bowling Green, Kentucky, became a Director and Sr. Vice President-Exploration and Development on April 10, 2000. A native of Gonzales, Texas, Mr. Vera is a graduate of Ball High School, Galveston, Texas, and attended the University of Houston for four years as a graphic arts major. He has been President of Fortune Exploration of Kentucky, Inc. since 1992 and he was President of Fortune Exploration, Inc., Irving, Texas, an independent oil and gas producer, from 1989 until 1992, and President of Oak Ridge Exploration, Inc., Shreveport, Louisiana, in 1992. Between 1987 and 1989, he was a registered representative in Santa Monica, California, of West Coast Securities Corp., a registered broker dealer. Mr. Vera is a son-in-law of Mr. Burr.


ITEM 6. EXECUTIVE COMPENSATION

The following compensation was paid directly to the executives of BR Energy during the years ended December 31, 1999 and 1998:

 NAME AND
 PRINCIPAL
 POSITION     YEAR                ANNUAL COMPENSATION                     LONG-TERM COMPENSATION                          ALL OTHER
                                                                                  AWARDS                   PAYOUTS      COMPENSATION

                         SALARY          BONUS        OTHER ANNUAL      RESTRICTED        SECURITIES        LTIP            ($)
                          ($)             ($)         COMPENSATION     STOCK AWARDS       UNDERLYING      PAYOUTS
                                                           ($)              ($)          OPTIONS/SAR'S      ($)
Robert D      1999       $    0         $     0          $     0          $     0              0          $     0         $     0
  Burr        1998       $    0         $25,000          $     0          $     0              0          $     0         $     0

James T.      1999       $    0         $     0          $     0          $     0              0          $     0         $     0
  Cook, Jr    1998       $    0         $     0          $     0          $     0              0          $     0         $     0

Gregory B     1999       $    0         $     0          $     0          $     0              0          $     0         $     0
  Shea        1998       $    0         $     0          $     0          $     0              0          $     0         $     0

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

BR Group owns approximately 53.9% of the Common Stock of BR Energy as of December 31, 1999. BR Energy has entered into several transactions with BR Group as follows.

    STOCK TRANSACTIONS

    In March 1996, BR Group acquired 1,000,000 shares of BR Energy's common stock from BR Energy for $0.10 a share, or $100,000. In June 1996, after a one to five share reverse stock split BR Group acquired another 1,000,000 shares of common stock from BR Energy for $0.05 per share, or $50,000 and warrants to purchase an additional 2,000,000 shares of common stock at $0.05 per share. During February 1998 BR Energy granted warrants to BR Group to purchase an additional 5,000,000 shares of restricted common stock at $0.05 per share.

    In June 1997, BR Group exercised warrants to purchase 200,000 restricted shares of BR Energy's common stock. In June 1998, BR Group exercised warrants to purchase 2,800,000 restricted shares of BR Energy's common stock. At December 31, 1999, BR Group owned warrants to purchase an additional 4,000,000 shares of common stock at $0.05 per share.

    In October, 1996, the Smackover/Woodbine I Joint Venture sponsored by BR Energy, and the West Currie Joint Venture sponsored by an affiliate, agreed to purchase 117,500 shares of BR Energy Series B Preferred Stock at $3.00 per share. As of December 31, 1998, 117,500 shares of Series B Preferred Stock had been issued under this arrangement. These Series B Preferred shares were exchanged for 235,000 shares of BR Energy Common shares during 1998.

    Under a previous arrangement with one of the Company's partnerships (the Home Stake Joint Venture, as described in Note 4), the company had agreed to provide certain workover funds and had the right to 100% of the partnership's revenues from the well until the workover funds had been recovered. Thereafter, the Home Stake Joint Venture would revert to its original working interest position. During 1999, the Company issued 250,000 shares of its Common stock in exchange for the partnership's reversionary interest in the well.

    LOANS FROM BR GROUP

    During 1996, BR Group loaned $126,000 to BR Energy for the purchase of a working interest in a gas well in Vermillion Parish, Louisiana. This loan was repaid during the first quarter of 1997.

    During 1997, BR Energy purchased for $250,000 the JW Harris #1C oil well Frio County, Texas from two shareholders of BR Group. The shareholders were the Longhorn Trust and the Argyle Trust, which were Trusts established under Kentucky law for the benefit of the families of Robert Burr and Russell Vera respectively. Russell Vera is a son-in-law of Robert Burr. Subsequent to this purchase, the well's performance deteriorated significantly and the selling parties agreed to buy the well back from BR Energy for the original purchase price of $250,000. This $250,000 was paid in March, 1998.

    During 1998, the company agreed to participate with BR Group in the acquisition and development of oil and gas properties in the Appalachian Basin of Kentucky. The Company advanced $1,300,000, bearing interest at 12% per annum, to BR Group related to these acquisitions.

    During the years ended 1998 and 1999 the Company earned interest income under this arrangement of $73,400 and $27,153, respectively. During 1999, BR Group reduced this obligation through the sale of a drilling rig and ancillary equipment to the Company and performance of services in the drilling and completion of various oil and gas wells under the terms of turnkey drilling contracts. As of December 31, 1999, the balance had been reduced to $627,304. BR Group reduced this obligation to $-0- in 2000 through the performance of additional services under the terms of turnkey drilling contracts and cash payments.

    CONTRACTUAL AGREEMENTS

    Since June of 1996, BR Energy has entered into turnkey drilling contracts with BR Group for the acquisition, drilling, completing and equipping of oil and gas wells for BR Energy and the nine (9) oil and gas drilling partnerships that BR Energy has sponsored. A summary of the amounts involved in these contracts is as follows:

    Year Ended          December 31, 1996          $1,308,070
    Year Ended          December 31, 1997          $2,227,560
    Year Ended          December 31, 1998          $1,428,382
    Year Ended          December 31, 1999          $4,634,089

    The terms of the contracts or transactions that the Company entered into with BR Group were on terms that were no more favorable than those obtained from unaffiliated parties.

    BR Group provides various management, administrative, accounting and geological services for the Company at a rate of $20,000 per month which has been determined on a proportional basis because specific identification of expenses is not practical. Management believes that this cost allocation method of expenses is reasonable. BR Energy also reimburses BR Group for marketing costs paid on its behalf which amounted to $176,540 in 1999. As of December 31, 1999 and 1998, approximately $-0- was due and payable to BR Group under this arrangement.

    In March 1999, BR Energy purchased ancillary equipment to be used in association with drilling rig #4 from BR Group at a price of $415,000.

    In April 1999, BR Energy purchased drilling rig #2 with associated ancillary equipment from BR Group at a price of $750,000.

    During 1999 and 1998, the BR Energy had no significant customers or suppliers, other than its major stockholder, (BR Group) who could individually have a significant adverse effect on the Company's operations. See Note 4 to BR Energy's Financial Statements, included herein, for additional information.

    The Company has an affiliated broker dealer, Ridgemont Securities, Inc. that raises the majority of its funds through private placement offerings for oil and gas wells and the issuance of preferred stock. The fees and expenses paid to Ridgemont Securities, Inc. by BR Energy and the oil and gas partnerships during 1999 and 1998 are as follows:

                                                  1999               1998
                                                  ----               ----
                  Commissions                  $1,088,138          $546,713
                  Due Diligence fees               43,493            49,938
                  Promotion Services              200,000                --
                  Reimburses Expenses              80,780           101,511
                                               ----------          --------
                           Total               $1,412,411          $698,162
                                               ==========          ========

     The Company contracts with BR Group to manage and operate the two drilling rigs it owns. BR Group also manages two other rigs owned by other affiliates of BR.

      BR Group collects all drilling revenues and pays all expenses related to the drilling operations and accounts to BR Energy on a periodic basis for the net profits from operations for the two rigs owned by BR Energy. The Company reported revenues of $792,439 and costs of $709,308 from the operation of the drilling rigs for the year ended December 31, 1999.

      During 1999, the Company made the following property acquisitions from partnerships they have previously syndicated:

      In 1999, the Company acquired a 100% working interest in the Keegan Gibson #1 oil well in Smith County, Texas in exchange for issuing warrants to purchase 335,725 shares of BREY Common stock at $3.00 per share. The warrants are exercisable during the period March 27, 2000 and March 27, 20005. This property acquisition was recorded at the Company's cost basis in the partnership including accounts receivable, which management believes approximates the fair market value of the property. No basis was attributed to the warrants issued.

      The Company acquired in 1999, a 100.0% working interest in two gas wells in Sherman County, Texas in exchange for warrants to purchase 521,208 shares of BREY Common stock at $3.00 per share. The transaction was recorded at the Company's cost basis in the partnership which approximates its fair value. The Company did not allocate any cost basis to the common stock warrants.

      During November, 1999, the Company acquired a 30% working interest in nine gas wells in Harlan County, Kentucky owned by two of its oil and gas partnerships in exchange for BR Energy's 53.4% working interest in a gas well in Wharton County, Texas, BR Energy's 12.5% working interest in five development wells in Mingo and Wyoming Counties of West Virginia, and 968,300 warrants to purchase BREY Common stock at $3.00 per share. The transaction was recorded, in accordance with FASB 123, at the estimated fair value of the assets received being $338,400, as this was considered a more reliable measurement.

      During 1999 and 1998, BR Energy had no significant customers or suppliers, other than its major stockholder, (BR Group) who could individually have a significant adverse effect on the Company's operations. See Note 4 to BR Energy's Financial Statements, included herein, for additional information.

      The terms of the contracts or transactions that the Company entered into with BR Group were on terms that were no more favorable than those obtained from unaffiliated parties.

ITEM 8. DESCRIPTION OF SECURITIES

    BR Energy is authorized to issue two classes of stock that are designated, respectively, common and preferred stock. The total number of shares of stock, which BR Energy initially had the authority to issue, was 20,000,000 shares designated as common stock. As of December 31, 1999 BR Energy was authorized to issue 25,000,000 shares of stock, 20,000,000 designated as common stock and 5,000,000 designated as preferred stock.

COMMON STOCK

    As of December 31, 1999, there were 5,809,794 shares of BR Energy's Common Stock, which has a par value of $0.005 per share issued and outstanding. Each holder of the Common Stock shall be entitled to one vote for each share of the Common Stock outstanding in his name on the books of BR Energy.

SERIES A PREFERRED STOCK

         During May 1996, the Company authorized the issuance and sale of 300,000 shares of Series A Preferred Stock ("BRE Series A Preferred Stock") which has a par value of $0.001 per share, at $3.00 per share. The Series A Stock bears a 12% per annum dividend payable monthly. Each share of the Series A Stock shall be converted automatically into one (1) share of Common Stock effective when a Securities Act Registration Statement for the Common Stock is filed with the U.S. Securities and Exchange Commission (the "SEC") or September 30, 1998, whichever occurs first.

         In the event of any liquidation, dissolution or winding up of the Company either voluntary or involuntary, the holders of Series A Stock shall be entitled to receive, prior and in preference to any distribution of any assets or surplus funds of the Company to the holders of Common Stock the amount of $3.00 per share plus all unpaid dividends on such share of each share of Series A Stock then held by the shareholder.

         In a Confidential Private Placement Memorandum dated July 25, 1996, the Company offered 300,000 shares of Series A Stock in exchange for partnership assets of Target Leasing, Ltd. I. As of December 31, 1999 and 1998 all of the Series A Stock had been converted into Common stock.

SERIES B PREFERRED STOCK

      During 1996, the Company authorized the issuance and sale of 300,000 shares of Series B Preferred Stock ("Series B Stock") which has a par value of $0.001 per share, at $3.00 per share. The Series B Stock bears a 12% per annum dividend payable monthly. Each share of the Series B Stock shall be converted automatically into two (2) shares of Common Stock effective when a Securities Act Registration Statement for the Common Stock is filed with the SEC or two years from issuance, whichever occurs first.

      In the event of any liquidation, dissolution or winding up of the Company either voluntary or involuntary, the holders of Series B Stock shall be entitled to receive, prior and in preference to any distribution of any assets or surplus funds of the Company to the holders of Common Stock, but subordinate to the liquidation preference of the Series A Stock, the amount of $3.00 per share plus all unpaid dividends on such share of each share of Series B Stock then held by the shareholder.

      At December 31, 1999, and 1998 there were -0- and 27,158 shares of Series B Stock issued and outstanding.

SERIES C PREFERRED STOCK

      During 1997, the Company authorized the issuance and sale of 400,000 shares of Series C preferred stock ("Series C Stock") which has a par value of $0.001 per share at $6.00 per share. The Series C Stock bears a 12% per annum dividend payable monthly. Each share of the Series C Stock is to be converted automatically into two (2) shares of common stock effective when a Securities Act Registration Statement for the common stock is filed with the SEC or two years from issuance, whichever occurs first.

      In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, the holders of Series C Stock are entitled to receive, prior and in preference to any distribution of any assets or surplus funds of the Company to the holders of common stock, but subordinate to the liquidation preference of the Series A stock and Series B stock, the amount of $6.00 per share plus all unpaid dividends on such share of each share of Series C Stock then held by the shareholder. At December 31, 1999 and 1998 there were -0- and 169,450 shares of Series C Stock outstanding.

SERIES D PREFERRED STOCK

    During 1998, BR Energy authorized the issuance and sale of 1,000,000 shares of Series D Preferred Stock ("Series D Stock") which has a par value of $0.001 per share at a price of $5.00 per share. The Series D Stock bears a 12% per annum dividend payable monthly. Each share of the Series D Stock shall be converted automatically into one (1) share of Common Stock effective when a Securities Act Registration Statement for the Common Stock is filed with the SEC or two years from issuance, whichever occurs first.

    In the event of any liquidation, dissolution or winding up of BR Energy, either voluntary or involuntary, the holders of Series D Stock shall be entitled to receive, prior and in preference to any distribution of any assets or surplus funds of BR Energy to the holders of Common Stock, the amount of $5.00 per share plus all unpaid dividends on such share of each share of Series D Stock then held by the shareholder.

    At December 31, 1999 and 1998, there were 636,950 and 267,700 shares of Series D Stock issued and outstanding, respectively. The total amount received from the sale of this stock was $3,184,750, less expenses paid of $777,759.

COMMON STOCK WARRANTS

    In June 1996, BRG acquired warrants to purchase 2,000,000 shares of restricted common stock at $0.05 per share. The effective term of these warrants is from June 30, 1996 through June 30, 2001. During February 1998, the Company granted warrants to Blue Ridge Group, Inc. to purchase an additional 5,000,000 shares of restricted common stock at $0.05 per share. During 1997, Blue Ridge Group, Inc. exercised warrants to purchase 200,000 shares of the Company's common stock at $0.05 per share or $10,000. During 1998, Blue Ridge Group, Inc. exercised warrants to purchase 2,800,000 shares of the Company's common stock at $0.05 per share, or $140,000.

      As of December 31, 1999, Blue Ridge Group held warrants to purchase 4,000,00 shares of Blue Ridge Energy common stock for $0.05 per share. These warrants expire March 31, 2000.

      During 1998 and 1999, the Company authorized the issuance of the following warrants to purchase common stock in Blue Ridge Energy. These warrants have not been registered under the Securities Act of 1933.

Title of                  Aggregate Amount          Date from             Price at            Exchange of
Issue of                  of Securities             which Warrants        Which Warrants      Partnership
Securities                called for by Warrants    are Exercisable       are Exercisable     Interest and terms
Warrants Issued (1)
-------------------

Series D Preferred               267,700            May 31, 1998          $1.00 for 1 share   Issued in conjunction
Stock Warrants                   Warrants             through             of BREY             with Series D
                                                    May 31, 2003          Common Stock        Preferred Stock

Series D2 Preferred              369,250            June 8, 2000          $1.00 for 1 share   Issued in conjunction
Stock Warrants                   Warrants             through             of BREY             with Series D2
                                                    May 31, 2004          Common Stock        Preferred Stock

Series E                         632,133            January 1, 2000       $3.00 for 1 share   Issued in connection
Stock Warrants                   Warrants             through             of BREY             with sale of units in
                                                    January 1, 2004       Common Stock        1998 Year End
                                                                                              Drilling Program

Warrants to be Issued (2)
-------------------------

Series F                         335,728            March 27, 2000        $3.00 for 1 share   Issued in connection
Stock Warrants                   Warrants             through             of BREY             with exchange of
                                                    March 27, 2005        Common Stock        proved properties from Paluxy
                                                                                              Partnership

Series F                         521,208            March 27, 2000        $3.00 for 1 share   Issued in connection
Stock Warrants                   Warrants             through             of BREY             with exchange of
                                                    March 27, 2005        Common Stock        proved properties from
                                                                                              Sherman Moore
                                                                                              Partnership

Series G                         438,262            November, 2000        $3.00 for 1 share   Issued in connection
Stock Warrants                   Warrants             through             of BREY             with sale of units in
                                                    October, 2002         Common Stock        B. U. Ranch  #1
                                                                                              Partnership

Series G                         600,000            November, 2000        $3.00 for 1 share   Issued in connection
Stock Warrants                   Warrants             through             of BREY             with exchange of
                                                    October, 2002         Common Stock        proved properties from Cumberland
                                                                                              Gap 10 Partnership

Series G                         368,300            November, 2000        $3.00 for 1 share   Issued in connection
Stock Warrants                   Warrants             through             of BREY             with exchange of
                                                    October, 2002         Common Stock        proved properties from Harlan County
                                                                                              Partnership

Series G                         82,500             November, 2000        $3.00 for 1 share   Issued in connection
Stock Warrants                   Warrants             through             of BREY             with the sale of units
                                                    October, 2002         Common Stock        in Mid South Partnership

Notes: (1) These Warrants have not been registered with the SEC and accordingly, are restricted as to sale under Rule 144.
       (2) As of December 31, 1999, BREY had committed to issue common stock warrants to these noted partnerships.

      These warrants were issued in connection with (1) the sale of Blue Ridge Energy Preferred D Stock, (2) the Company's oil and gas drilling programs or (3) the dissolution of several of the Company's oil and gas partnerships.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

      The Common Stock of BR Energy is traded on the OTC with "BREY" as its stock symbol. The range of high and low bid information as quoted by bigcharts.com for each quarter since January 1, 1997 is as follows:

                                                   HIGH BID            LOW BID
                                                   --------            -------
             March 31, 1997                       No Activity        No Activity
             June 30, 1997                        No Activity        No Activity
             September 30, 1997                   No Activity        No Activity
             December 31, 1997                    No Activity        No Activity
             March 31, 1998                       No Activity        No Activity
             June 30, 1998                       $     1.75         $      .125
             September 30, 1998                  $     1.375        $     1.0625
             December 31, 1998                   $     1.0312       $     0.4062
             March 31, 1999                      $     0.50         $     0.4062
             June 30, 1999                       $     3.50         $     2.25
             September 30, 1999                  $     4.00         $     2.00
             December 31, 1999                   $     2.50         $     2.25

    There was no public market activity in the BR Energy common stock from January 1, 1997 until May 7, 1998. The only common stock transactions during this period were private purchases of the Company's common stock by BR Group as described in Part I, Item 7.

    These quotations reflect inter dealer prices, without retail mark-up, markdown or commission, and may not represent actual transactions.

    The Preferred Stock of BR Energy is not traded on any exchange and there is no trading market for the BR Energy Preferred Stock.

    DIVIDEND INFORMATION

    No cash dividends have been declared or paid on BR Energy's Common Stock since BR Energy's inception. BR Energy does not plan to pay cash dividends in the future. BR Energy's dividend policy will be subject to any restrictions placed on it in connection with any debt offering or significant long-term borrowing.

    BR Energy's Preferred Stock entitles all holders to receive dividends of 12% per annum, payable monthly, based upon the total number of shares outstanding. BR Energy has paid cash dividends on its Preferred Stock as follows:

                              1999                     1998
                           -----------------------------------
                           $ 313,114                 $ 336,448

    BR Energy has not paid, nor does it intend to pay, cash dividends on our common stock in the foreseeable future. We intend to retain earnings, if any, for the future operation and development of our business.

    SHAREHOLDER INFORMATION

    As of December 31, 1999, there are approximately 490 shareholders of BR Energy's Common Stock.

ITEM 2. LEGAL PROCEEDINGS

    During the normal course of business, BR Energy receives inquires from various federal and state regulatory agencies. These inquiries are quite infrequent and responded to promptly by BR Energy. Occasionally, questions may occur with regard to misunderstandings or misinterpretations of programs offered by the Company or promotional material being used by the Company in connection with the sale of its sponsored oil and gas drilling partnerships. As of December 31, 1999, management of BR Energy is not aware of any significant regulatory issues presently outstanding.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

    None

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

Recent sales of unregistered BR Energy Preferred Stock

          TITLE OF           CLASS OF        NO. OF        APPROX.      PRICE PER    SHARES     TOTAL AMT.      COMMISSIONS &
          SECURITY           INVESTOR       INVESTORS     DATE SOLD       SHARE       SOLD         SOLD        DISCOUNTS PAID
    -------------------   -------------   ------------  ------------  ------------ ---------  -------------- -----------------
    Series A(1)           Accredited            34          7/96 to       $3.00     198,664     $  595,992        $   7,500(4)
    Preferred Stock       Non-Accredited        27           12/96                   67,082        201,246                0
                                               ---                                  -------     ----------        ---------
                                                61                                  265,746     $  797,238        $   7,500

    Series A(2)           Accredited             4          6/97 to       $3.00      26,000         78,000        $       0
    Preferred Stock       Non-Accredited         2            8/97                    6,000         18,000                0
                                               ---                                  -------     ----------        ---------
                                                 6                                   32,000         96,000        $       0

    Series B(3)           Accredited            16          8/96 to       $3.00     181,691     $  545,073        $  28,886(5)
    Preferred Stock       Non-Accredited         9            8/97                   20,683         52,049            9,307
                                               ---                                  -------     ----------        ---------
                                                25                                  202,374     $  597,122        $  38,193

    Series C              Accredited            29          5/97 to       $6.00      71,750     $  430,500        $ 116,512(5)
    Preferred Stock       Non-Accredited        29           12/97                   97,700        586,200          143,846
                                               ---                                  -------     ----------        ---------
                                                58                                  169,450     $1,016,700        $ 260,358

    Series D              Accredited           105          6/98 to       $5.00     614,950     $3,074,750        $ 374,025(5)
    Preferred Stock       Non-Accredited         7           12/99                   22,000        110,000           26,437
                                               ---                                  -------     ----------        ---------
                                               112                                  636,950     $3,184,750        $ 777,759(5)

(1) Represents exchange for Target Leasing, Ltd. I partnership assets

(2) Sold for Cash

(3) Includes approximately 117,500 of Series B Preferred Stock sold to the Smackover/Woodbine I Joint Venture sponsored by BR Energy and the West Currie Joint Venture sponsored by an affiliate. The proceeds received by BR Energy as related to these two transactions were approximately $352,500.

(4) Represents legal expenses

(5) All commissions related to the aforementioned sales of unregistered securities have been paid to Ridgemont Securities, Inc. (a related party to BR Energy). The Company does not utilize the services of an underwriter in connection with its security offerings.

RECENT SALES OF UNREGISTERED BR ENERGY COMMON STOCK.

      During the years ended 1999 and 1998, certain preferred stockholders converted their BR Energy preferred stock, into BR Energy common stock at various conversion ratios. A detail of such transaction is contained in the following table and in Part I, item 8 of this registration statement.


             SECURITY        NO. OF INVESTORS   SALE YEAR   EXCHANGE YEAR   COMMON SHARES ISSUED   COMMISSION OR DISCOUNT PAID
        -----------------    ----------------   ---------   -------------   --------------------   ---------------------------
        Series A Preferred          67          1996/97         1998              297,746          None
        Series B Preferred         177          1996/97         1998              404,748          None
        Series C Preferred          58             1997         1999              338,900          None

     During the period March 1996 through December 31, 1999, BR Group acquired a total of 3,126,893 shares of restricted common stock of BR Energy through cash purchases and exercise of warrants at varying prices. Such transactions are explained in more detail in Part I, item 7 of this registration statement and in the following table.

ISSUANCE OF WARRANTS TO PURCHASE BR ENERGY COMMON STOCK

     The Board of Directors of BR Energy authorized the issuance of warrants to BR Group in June 1996 and February 1998 for 2,000,000 and 5,000,000 shares of common stock. The exercise price was $.05 and they expire, if not exercised, on June 30, 2001 and March 31, 2003, respectively. There were no trades in the BR Energy common stock from March 1996, (when BR Group acquired control of BR Energy) until May 1998. There was only nominal activity in the BR Energy common stock during May and June 1998 at an average of $.125 shares. Management determined that a reasonable valuation for the warrants was $.05 per share based on the restricted nature of the common stock and the lack of any significant trading volume. The following table discloses the aforementioned warrant transactions:


  DATE WARRANT     NUMBER OF WARRANTS  WARRANTS ISSUED TO   DATE WARRANT       WARRANT       SHARES OF COMMON         TOTAL
     ISSUED              ISSUED          OR EXERCISED BY      EXERCISED     EXERCISE PRICE     STOCK ISSUED       CONSIDERATION
---------------    ------------------  ------------------   ------------    --------------   ----------------     -------------
    6/96                 2,000,000     BR Group                                 $0.05
    2/98                 5,000,000     BR Group                                  0.05
                          (200,000)    BR Group                 6/97             0.05            200,000(1)      $         10,000
                        (2,800,000)    BR Group                 6/98             0.05          2,800,000(2)               140,000
                        ----------                                              -----
  Warrants               4,000,000                                                                                   Expiration Date
Outstanding             ==========                                                                                        3/31/03
at December 31, 1999

(1) Warrants exercised by BR Group.

(2) Warrants exercised by BR Group.

WARRANTS ISSUED AND TO BE ISSUED.

      The following table discloses warrants issued and to be issued to purchase Blue Ridge Energy common stock during 1998 and 1999. These warrants were issued or authorized in connection with (1) the sale of Blue Ridge Energy Preferred D Stock, (2) the Company's oil and gas drilling programs or (3) the dissolution of several of the Company's oil and gas partnerships

Title of                Aggregate Amount            Date from            Price at              Exchange of
Issue of                of Securities               which Warrants       Which Warrants        Partnership
Securities              called for by Warrants      are Exercisable      are Exercisable       Interest and terms
Warrants Issued (1)
-------------------

Series D Preferred               267,700            May 31, 1998         $1.00 for 1 share     Issued in conjunction
Stock Warrants                   Warrants             through            of BREY               with Series D
                                                    May 31, 2003         Common Stock          Preferred Stock

Series D2 Preferred              369,250            June 8, 2000         $1.00 for 1 share     Issued in conjunction
Stock Warrants                   Warrants             through            of BREY               with Series D2
                                                    May 31, 2004         Common Stock          Preferred Stock

Series E                         632,133            January 1, 2000      $3.00 for 1 share     Issued in connection
Stock Warrants                   Warrants             through            of BREY               with sale of units in
                                                    January 1, 2004      Common Stock          1998 Year End
                                                                                               Drilling Program

Warrants to be Issued (2)
-------------------------

Series F                         335,728            March 27, 2000       $3.00 for 1 share     Issued in connection
Stock Warrants                   Warrants             through            of BREY               with exchange of
                                                    March 27, 2005       Common Stock          proved properties from Paluxy Partn.

Series F                         521,208            March 27, 2000       $3.00 for 1 share     Issued in connection
Stock Warrants                   Warrants             through            of BREY               with exchange of
                                                    March 27, 2005       Common Stock          proved properties from
                                                                                               Sherman Moore Partnership

Series G                         438,262            November, 2000       $3.00 for 1 share     Issued in connection
Stock Warrants                   Warrants             through            of BREY               with sale of units in
                                                    October, 2002        Common Stock          B. U. Ranch  #1
                                                                                               Partnership

Series G                         600,000            November, 2000       $3.00 for 1 share     Issued in connection
Stock Warrants                   Warrants             through            of BREY               with exchange of
                                                    October, 2002        Common Stock          proved properties from
                                                                                               Cumberland Gap 10
                                                                                               Partnership

Series G                         368,300            November, 2000       $3.00 for 1 share     Issued in connection
Stock Warrants                   Warrants             through            of BREY               with exchange of
                                                    October, 2002        Common Stock          proved properties from
                                                                                               Harlan County
                                                                                               Partnership

Series G                         82,500             November, 2000       $3.00 for 1 share     Issued in connection
Stock Warrants                   Warrants             through            of BREY               with the sale of units
                                                    October, 2002        Common Stock          in Mid South Partnership

Notes: (1) These Warrants have not been registered with the SEC and accordingly, are restricted as to sale under Rule 144.
       (2) As of December 31, 1999, BREY had committed to issue common stock warrants to these noted partnerships.

            RECENT SALES OF UNREGISTERED SECURITIES SALES OF OIL AND
                           GAS PARTNERSHIP INTERESTS


                                                                                                                 COMMISSIONS
                                 CLASS OF         NO. OF        SALES      PRICE PER     UNITS     TOTAL AMT.    & DISCOUNTS
      TITLE OF SECURITY          INVESTOR        INVESTORS      PERIOD       UNIT        SOLD         SOLD           PAID
  -----------------------     --------------     ---------     --------    ---------    -------    ----------    -----------
  Blue Ridge Energy           Accredited             38         8/96 to     $12,000      68.725    $  825,000      $123,750
  Production Fund LP          Non-Accredited         33          10/96                   36.000       432,000        64,800
                                                    ---                                 -------    ----------    -----------
                              Total                  71                                 101.750    $1,257,000      $188,550

  Smackover/                  Accredited             31        10/96 to     $10,000      79.370    $  793,750      $119,062
  Woodbine LP                 Non-Accredited         19           2/97                   35.500       355,000        53,250
                                                    ---                                 -------    ----------    -----------
                              Total                  50                                 114.870    $1,148,750      $172,312

  Paluxy LP                   Accredited             36         2/97 to     $12,950      46.050    $  596,347      $ 89,452
                              Non-Accredited         33           8/97                   31.750       411,163        61,674
                                                    ---                                 -------    ----------    -----------
                              Total                  69                                  77.800    $1,007,510      $151,126

  Home Stake LP               Accredited             29         7/97 to     $14,775      58.250    $  860,644      $129,097
                              Non-Accredited         30          10/97                   29.750       439,556        65,933
                                                    ---                                 -------    ----------    -----------
                              Total                  59                                  89.000    $1,300,200      $195,030

  Sherman/Moore LP            Accredited             31        10/97 to     $18,500      62.250    $1,151,625      $172,744
                              Non-Accredited         19          11/97                   25.250       467,125        70,069
                                                    ---                                 -------    ----------    -----------
                              Total                  50                                  87.500    $1,618,750      $242,813

  Phillips/                   Accredited             45         2/98 to     $15,000      57.350    $  860,250      $129,037
  Blue Ridge LP               Non-Accredited         24           4/98                   25.000       375,000        56,250
                                                    ---                                 -------    ----------    -----------
                              Total                  69                                  82.350    $1,235,000      $185,287

  1998 Year End LP            Accredited             68        12/98 to     $15,000     113.420    $1,701,300      $255,195
                              Non-Accredited          9           3/99                   10.420       156,300        23,445
                                                    ---                                 -------    ----------    -----------
                              Total                  77                                 123.840    $1,657,600      $278,640

  Harlan County LP            Accredited             63         3/99 to     $ 9,000     103.000    $  927,000      $139,050
                              Non-Accredited         13           4/99                   22.000       198,000        29,700
                                                    ---                                 -------    ----------    -----------
                              Total                  76                                 125.000    $1,125,000      $168,750

  Cumberland Gap LP           Accredited             85         4/99 to     $ 6,000     170.250    $1,021,500      $153,225
                              Non-Accredited         17           7/99                   31.500       189,000        28,350
                                                    ---                                 -------    ----------    -----------
                              Total                 102                                 201.750    $1,210,500      $181,575

  B.U. Ranch #1 L.P.          Accredited             63         8/99 to     $ 9,500      81.250    $  771,875      $115,781
                              Non-Accredited         11          12/99                   13.000       123,500        18,525
                                                    ---                                 -------    ----------    -----------
                              Total                  74                                  94.250    $  895,375      $134,306

  Hailey/West Virginia 1999   Accredited             70        12/99 to     $10,000      99.167    $  991,670      $148,751
  Year End L.P.               Non-Accredited          0          2/00                     0.000             0             0
                                                    ---                                 -------    ----------    -----------
                              Total                  70                                  99.167    $  991,670      $148,751

    All commissions related to the aforementioned sales of unregistered partnership interest were paid to Ridgemont Securities, Inc. The Company claimed exemptions from the registration of the aforementioned securities (preferred stock, common stock and partnership interest) under Regulation D, Rule 506 of the Securities Act of 1933.

    Registration under the Securities Act of 1933 of the securities issued in the transactions described above was not required because such securities were issued in transactions not involving any "public offering" within the meaning of
Section 4(2) of said Act. In the foregoing instances, the shares of the preferred stock, common stock and units of partnership were issued to a limited group of purchasers, each of whom was furnished with, or had broad access to, information concerning the Company, the purchasers acquired the securities for investment only and not with a view to the distribution thereof. Each of the certificates, representing the preferred and common shares of BR Energy, has been stamped with a legend restricting the transfer.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Each Director and each Officer of Blue Ridge Energy has been indemnified, against certain liabilities which they may incur in their capacities, pursuant to its By Laws as follows:

    The Corporation shall, unless prohibited by Nevada Law, indemnify any person who is or was involved in any manner or is threatened to be so involved in an threatened, pending or completed action suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative, including without limitation, any action, suit or proceeding brought by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other entity or enterprise, again all Expense and Liabilities actually and reasonably incurred by him in connection with such Proceeding. The right to indemnification conferred in this Article shall be presumed to have been relied upon by the directors, officers, employees and agents of the corporation and shall be enforceable as a contract right and inure to the benefit of heirs, executors and administrators of such individuals.

                                    PART F/S

                                                                          PAGE
                                                                          ----
           Audited Financial Statements for December 31, 1999 and 1998
           Independent Auditors' Report                                   F-2
           Balance Sheets                                                 F-3
           Statements of Income                                           F-4
           Statements of Changes in Stockholders' Equity                  F-5
           Statements of Cash Flows                                       F-6
           Notes to Financial Statements                                  F-7


    Financial statement schedules are not applicable, are not required or included in financial statements and notes thereto.

                          INDEPENDENT AUDITORS' REPORT

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF BLUE RIDGE ENERGY, INC. BOWLING GREEN, KENTUCKY

WE HAVE AUDITED THE ACCOMPANYING BALANCE SHEETS OF BLUE RIDGE ENERGY, INC. AS OF DECEMBER 31, 1999 AND 1998, AND THE RELATED STATEMENTS OF INCOME, STOCKHOLDERS' EQUITY AND CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998. THESE FINANCIAL STATEMENTS ARE THE RESPONSIBILITY OF THE COMPANY'S MANAGEMENT. OUR RESPONSIBILITY IS TO EXPRESS AN OPINION ON THESE FINANCIAL STATEMENTS BASED ON OUR AUDITS.

WE HAVE CONDUCTED OUR AUDITS IN ACCORDANCE WITH GENERALLY ACCEPTED AUDITING STANDARDS. THOSE STANDARDS REQUIRE THAT WE PLAN AND PERFORM THE AUDIT TO OBTAIN REASONABLE ASSURANCE ABOUT WHETHER THE FINANCIAL STATEMENTS ARE FREE OF MATERIAL MISSTATEMENT. AN AUDIT INCLUDES EXAMINING, ON A TEST BASIS, EVIDENCE SUPPORTING THE AMOUNTS AND DISCLOSURES IN THE FINANCIAL STATEMENTS. AN AUDIT ALSO INCLUDES ASSESSING THE ACCOUNTING PRINCIPLES USED AND SIGNIFICANT ESTIMATES MADE BY MANAGEMENT, AS WELL AS EVALUATING THE OVERALL FINANCIAL STATEMENT PRESENTATION. WE BELIEVE THAT OUR AUDITS PROVIDE A REASONABLE BASIS FOR OUR OPINION.

IN OUR OPINION, THE FINANCIAL STATEMENTS REFERRED TO ABOVE PRESENT FAIRLY, IN ALL MATERIAL RESPECTS, THE FINANCIAL POSITION OF BLUE RIDGE ENERGY, INC. AS OF DECEMBER 31, 1999 AND 1998, AND THE RESULTS OF ITS OPERATIONS AND CASH FLOWS FOR THE YEARS THEN ENDED IN CONFORMITY WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES.

/s/ LOONEY, SAMSON & ASSOCIATES, P.L.L.C.
-----------------------------------------
LOONEY, SAMSON & ASSOCIATES, P.L.L.C.


DALLAS, TX MARCH 24, 2000.

                                 BALANCE SHEETS

DECEMBER 31,                                                     1999                1998
------------------------------------------------------------------------------------------------
ASSETS
------
CURRENT ASSETS:
Cash                                                          $  131,465          $  480,952
Short Term Investments (Note 3)                                       --              19,925
Accounts Receivable:
   Managed Limited Partnerships (Note 2)                         337,276             315,508
   Trade and Other                                                74,275              91,691
 Advances to Related Parties (Note 4)                            627,304           1,467,916
------------------------------------------------------------------------------------------------
          Total Current Assets                                 1,170,320           2,375,992
PROPERTY AND EQUIPMENT, NET (Notes 5 and 6)                    3,178,606             540,068
Other Assets                                                      10,810             146,556
------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                  $4,359,736          $3,062,616
------------------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
   Accounts Payable and Accrued Expenses                      $   90,835          $   84,952
   Drilling Advances (Note 2)                                         --             284,074
   Amounts Due Managed Limited Partnerships (Note 2)                  --              67,274
   Current Portion of Long Term Debt (Note 7)                    110,231             150,675
------------------------------------------------------------------------------------------------
          Total Current Liabilities                              201,066             586,975
Long Term Debt (Note 7)                                          418,511                  --
Deferred Income Tax Liability (Note 8)                           150,139              64,232
------------------------------------------------------------------------------------------------
          Total Liabilities                                      769,716             651,207
COMMITMENTS AND CONTINGENCIES (Notes 4, 9 and 10)                     --                  --

STOCKHOLDERS' EQUITY:
Preferred Stock, $0.001 par value; 5,000,000 shares                  637                 464
authorized; 636,950 and 464,308 shares issued and
outstanding at December 31, 1999 and 1998, respectively
(Notes 4 and 10) (liquidation preferences of $3,185,000
in 1999 and $2,440,000 in 1998.)
Common stock, $0.005 par value; 20,000,000 shares authorized;     29,049             25,858
5,809,794 and 5,171,578 shares issued and outstanding at
December 31, 1999 and 1998, respectively (Notes 4 and 10)
Additional Paid-In Capital                                     4,208,735           2,873,341
Accumulated Deficit                                             (648,401)           (488,254)
------------------------------------------------------------------------------------------------
          Total Stockholders' Equity                           3,590,020           2,411,409
------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                    $4,359,736          $3,062,616
------------------------------------------------------------------------------------------------

    The accompanying notes are an integral part of these financial statements

                              STATEMENTS OF INCOME

YEARS ENDED DECEMBER 31,                                         1999                1998
----------------------------------------------------------------------------------------------
OPERATING REVENUES (Note 2):
Turnkey Contract Sales                                        $4,634,089           $1,743,211
Management Fees                                                  244,739              212,624
Reimbursed Costs                                                 139,156              104,354
Contract Drilling Sales                                          792,439                   --
Oil and Gas Sales                                                 60,226               27,501
----------------------------------------------------------------------------------------------
Total Operating Revenues                                       5,870,649            2,087,690
OPERATING COSTS AND OTHER EXPENSES (Notes 2 and 4):
Turnkey Contract Costs                                         3,616,100            1,428,382
Lease Operating Costs                                             17,741               27,225
Cost of Contract Drilling                                        709,308                   --
Abandonment and Dry Hole Costs                                   142,571               16,817
Impairment of Oil and Gas Properties (Notes 1 and 5)                  --              327,405
Depreciation, Depletion and Amortization                         117,695               17,978
Marketing Costs                                                  676,169              126,588
General and Administrative Costs                                 353,860              166,104
----------------------------------------------------------------------------------------------
Total Operating Costs                                          5,633,444            2,110,499
----------------------------------------------------------------------------------------------
OPERATING INCOME (LOSS)                                          237,205              (22,809)
OTHER INCOME (EXPENSE):
Interest Income (Note 4)                                          27,153               82,181
Interest Expense                                                 (25,484)                  --
Other                                                                 --               13,441
----------------------------------------------------------------------------------------------
Total Other Income (Expense)                                       1,669               95,622
----------------------------------------------------------------------------------------------
INCOME (LOSS) BEFORE TAXES                                       238,874               72,813
Income Tax Provision (Benefit) (Note 8)                           85,907               24,762
----------------------------------------------------------------------------------------------
NET INCOME (LOSS)                                             $  152,967           $   48,051
----------------------------------------------------------------------------------------------

EARNINGS / (LOSS) PER COMMON SHARE (Note 1):
Basic                                                         $    (0.03)          $    (0.09)
----------------------------------------------------------------------------------------------
Diluted                                                       $    (0.03)          $   ( 0.09)
----------------------------------------------------------------------------------------------
Weighted Average Common Shares Outstanding                     5,453,611            3,062,868
----------------------------------------------------------------------------------------------
Proforma earnings per common share (Note 1)                   $      .03           $      .01
----------------------------------------------------------------------------------------------
Proforma weighted average common shares outstanding            6,090,561            3,723,784
----------------------------------------------------------------------------------------------

   The accompanying notes are an integral part of these financial statements.

                             STATEMENTS OF CHANGES
                             IN STOCKHOLDERS' EQUITY


                                       PREFERRED STOCK              COMMON STOCK
                                    --------------------         -------------------
                                                                                        ADDITIONAL
                                    NO. OF                       NO. OF                    PAID-IN     ACCUMULATED
                                    SHARES        AMOUNT         SHARES       AMOUNT       CAPITAL      (DEFICIT)        TOTAL
------------------------------------------------------------------------------------------------------------------------------
BALANCE DECEMBER 31, 1997          669,570           669     1,726,600         8,633     1,690,021      (199,857)    1,499,466
------------------------------------------------------------------------------------------------------------------------------

Stock Warrants Exercised                                     2,800,000        14,000       126,000                     140,000
Sale of Stock (Notes 4 and 10):
     Series D Preferred Stock      267,700           268                                 1,066,102                   1,066,370
Conversion of Preferred Stock     (471,362)         (471)      644,978         3,225        (3,984)                     (1,230)
Retirement of Preferred Stock       (1,600)           (2)                                   (4,798)                     (4,800)
Dividends Paid on
   Preferred Stock                                                                                      (336,448)     (336,448)
Net Income                                                                                                48,051        48,051

------------------------------------------------------------------------------------------------------------------------------
BALANCE DECEMBER 31, 1998          464,308           464     5,171,578        25,858     2,873,341      (488,254)    2,411,409
------------------------------------------------------------------------------------------------------------------------------

Retirement of Common Stock                                      (5,000)          (25)      (14,975)                    (15,000)
Issuance of Common Stock                                       250,000         1,250        11,250                      12,500
Conversion of Preferred Stock     (196,608)         (196)      393,216         1,966        (1,770)                         --
Sale of Preferred Stock
     Series D (Note 10)            369,250           369                                 1,340,889                   1,341,258
Dividends Paid on
   Preferred Stock                                                                                      (313,114)     (313,114)
Net Income                                                                                               152,967       152,967

------------------------------------------------------------------------------------------------------------------------------
BALANCE DECEMBER 31, 1999          636,950         $ 637     5,809,794       $29,049    $4,208,735     $(648,401)   $3,590,020
------------------------------------------------------------------------------------------------------------------------------

   The accompanying notes are an integral part of these financial statements.

                            STATEMENTS OF CASH FLOWS

-----------------------------------------------------------------------------------------------------------------------------------
YEARS ENDED DECEMBER 31,                                                                             1999                  1998
-----------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income (Loss)                                                                                 $   152,967           $    48,051
   Adjustments to Reconcile Net Income to Net Cash Flows from
Operating  Activities:
      Depreciation, Depletion and Amortization                                                        117,695                17,978
      Impairment, Dry Holes and Abandonment Losses                                                    142,571               344,222
      Increase (Decrease) in Deferred Income Taxes                                                     85,907                24,025
      Increase (Decrease) in Income Taxes Payable                                                          --                   737
      (Increase) Decrease in Accounts Receivable                                                       17,416              (184,441)
      Increase (Decrease) in Accounts Payable and Accrued Expenses                                   (278,191)              386,534
      Gain on Sale of Oil and Gas Properties                                                               --               (75,000)
-----------------------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES                                                      238,365               562,106
CASH FLOWS FROM INVESTING ACTIVITIES:
   (Increase) Decrease in Advances to Affiliate                                                    (1,153,565)           (1,166,456)
   (Increase) Decrease in Other Assets                                                                 70,746              (125,020)
   Proceeds from Sale of Oil and Gas Properties                                                            --               325,000
   Purchase of Oil and Gas Properties and Equipment                                                  (294,260)             (492,700)
-----------------------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED (USED) IN INVESTING ACTIVITIES                                                   (1,377,079)           (1,459,176)
CASH FLOWS FROM FINANCING ACTIVITIES:
   Additions to Long Term Debt                                                                             --               205,675
   Retirement of Long Term Debt                                                                      (236,417)              (59,000)
   Proceeds from Exercise of Stock Warrants                                                            12,500               140,000
   Issuance of Preferred Stock                                                                      1,341,258             1,066,370
   Retirement of Stock                                                                                (15,000)               (4,800)
   Cost of Conversion of Preferred Stock                                                                   --                (1,230)
   Dividends Paid                                                                                    (313,114)             (336,448)
-----------------------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY FINANCING ACTIVITIES                                                             789,227             1,010,567
-----------------------------------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH                                                                      (349,487)              113,497
CASH AT BEGINNING OF PERIOD                                                                           480,952               367,455
-----------------------------------------------------------------------------------------------------------------------------------
CASH AT END OF PERIOD                                                                             $   131,465           $   480,952
-----------------------------------------------------------------------------------------------------------------------------------
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
   Cash Paid for Interest                                                                         $    25,484           $        --
-----------------------------------------------------------------------------------------------------------------------------------
   Cash Paid for Federal Income Taxes                                                             $        --           $        --
-----------------------------------------------------------------------------------------------------------------------------------
SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:
Purchase of drilling rigs and equipment financed through long term debt of
$614,484, reduction in other assets of $65,000 and reduction in advances to Blue
Ridge Group of $1,190,000:                                                                        $ 1,869,484           $        --
-----------------------------------------------------------------------------------------------------------------------------------
Producing  property  acquisition  through  reductions  in  advances  to Blue Ridge Group and
Limited Partnerships                                                                              $   687,022           $        --
-----------------------------------------------------------------------------------------------------------------------------------

   The accompanying notes are an integral part of these financial statements.

                             BLUE RIDGE ENERGY, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998


1. OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

     Blue Ridge Energy, Inc., (the Company), a Nevada corporation, was organized in November, 1994, as Gem Source, Incorporated (Gem Source), and subsequently changed the name of the Company to Blue Ridge Energy, Inc. in May, 1996. The Company has offices at 632 Adams Street, Suite 710, Bowling Green, Kentucky, 42101

     The Company is engaged in the oil and gas business primarily in Texas, Kentucky, New Mexico and West Virginia. The Company sponsors oil and gas drilling partnerships through which it raises money for the drilling of oil and gas wells and participates for a 1% partnership interest as the managing general partner of the oil and gas exploration partnerships. The Company also owns two drilling rigs. These rigs are used to drill oil and gas wells for the sponsored oil and gas drilling partnerships and also other non-affiliated oil and gas companies. The rigs are operated on behalf of the Company by an affiliate, Blue Ridge Group, Inc.

     The Company also acquires direct working interest participation in oil and gas properties. The participation includes both operated and non-operated working interest in exploratory and development wells. These acquisitions are funded by a combination of the profits earned from sponsoring oil and gas drilling programs, the profit earned from contract drilling and from the proceeds of private offerings of preferred stock.

     The Company intends to maintain an active role in the oil and gas industry as an operator of oil and gas wells, a sponsor of oil and gas drilling programs, a participant in oil and gas programs, and as an independent producer of oil and gas.

Principles of Consolidation

     The accompanying financial statements include the accounts of Blue Ridge Energy, Inc. and its investment in limited partnerships for which it acts as managing general partner. As such, the Company has the sole and exclusive right and power to manage and control the partnership. The Company accounts for its investment in limited partnerships under the proportionate consolidation method. Under this method, the Company's financial statements include its pro rata share of assets and liabilities and revenues and expenses, respectively, of the limited partnerships in which it participates. All material intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

                             BLUE RIDGE ENERGY, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998


Drilling Operations

     The Company follows the completed contract method of accounting for turnkey drilling arrangements. Under this method, all income under turnkey drilling contracts, expenses under turnkey drilling contracts, all direct costs, and appropriate portions of indirect costs related to contracts in progress are recognized as revenues and expenses in the period the contracts are substantially complete. This accounting method has been utilized by the Company based on the short term nature of the drilling contracts, i.e. 5-10 days.

Working Interests

     Oil and gas revenue from working interests the Company owns are recognized at the point of sale.

Managed Limited Partnerships

     The Company sponsors privately offered limited partnerships for which it serves as the Managing General Partner. The purpose of these partnerships is to acquire and develop oil and gas leases. The partnerships enter into turnkey drilling contracts with the Company to drill, complete and equip, if warranted, the oil and gas leases. The Company receives direct compensation, reimbursement of costs and expenses, and revenues related to turnkey drilling contracts. The Company normally participates for 1% of the Limited Partnerships as the Managing General Partner.

     The Company follows the industry practice of pro rata consolidation of its investments in these partnerships. Accordingly, the Company records on its financial statements its pro rata share of the assets, liabilities, revenues and expenses of each partnership. In connection with the sponsorship of oil and gas partnerships, the Company receives a management fee of approximately 5% of the capital contributions. Such fees are credited to income as earned.

Property and Equipment

     Property and equipment (other than oil and gas) are stated at cost. Depreciation is recognized on the straight line method, after considering salvage value, over the estimated useful lives of the assets as follows:

                                     Lives (years)
                                     -------------
       Machinery and Equipment            10
       Autos and Trucks                    5
       Furniture and Fixtures             10

     The Company follows the successful efforts method of accounting for oil and gas producing activities. Under the successful efforts method of accounting, costs which relate directly to the discovery of oil and gas reserves are capitalized. These capitalized costs include;

         (1) the costs of acquiring mineral interest in properties,

         (2) costs to drill and equip exploratory wells that find proved reserves,

         (3) costs to drill and equip development wells and

         (4) costs for support equipment and facilities used in oil and gas producing activities.

                             BLUE RIDGE ENERGY, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998


     These costs are depreciated, depleted or amortized on the unit of productions method, based on estimates of recoverable proved developed oil and gas reserves.

     Costs to drill exploratory wells that do not find proved reserves, geological and geophysical costs, and costs of carrying and retaining unproved properties are expensed.

     The costs of acquiring unproved properties are capitalized as incurred and carried until the property is reclassified as a producing oil and gas property, or considered impaired. The Company annually assesses its unimproved properties to determine whether they have been impaired. If the results of this assessment indicate impairment, a loss is recognized by providing a valuation allowance. When an unproved property is surrendered, the costs related thereto are charged to the application valuation allowance, if adequate, or charged as a loss to current operations.

     The costs of drilling exploratory wells are capitalized as part of the Company's uncompleted wells, equipment and facilities pending determination of whether the well has found proved reserves. Once a determination is made, the capitalized costs are either charged to expense or reclassified as part of the costs of the Company's wells and related equipment. In the absence of a determination as to whether the reserves that have been found can be classified as proved, the costs of drilling such an exploratory well are not carried as an asset for more than one year following completion of drilling. If after a year has passed, the Company is unable to determine that proved reserves have been found, the well is assumed to be impaired, and its costs are charged to expense.

     Upon disposition or retirement of property and equipment other than oil and gas properties, the cost and related accumulated depreciation are removed from the accounts and the gain or loss thereon, if any, is credited or charged to income. The Company recognizes the gain or loss on the sale of either a part of a proved oil and gas property or of an entire proved oil and gas property constituting a part of a field upon the sale or other disposition of such. The unamortized cost of the property or group of properties, a part of which was sold or otherwise disposed of, is apportioned to the interest sold and interest retained on the basis of the fair value of those interests.

Impairment of Long-Lived Assets

     The Company follows the provisions of SFAS 121 - "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." Consequently, the Company reviews its long-lived assets to be held and used, including oil and gas properties accounted for under the successful efforts method of accounting. Whenever events or circumstances indicate the carrying value of those assets may not be recoverable, an impairment loss for proved properties and capitalized exploration and development costs is recognized. The Company assesses impairment of capitalized costs of proved oil and gas properties by comparing net capitalized costs to undiscounted future net cash flows on a field-by-field basis using expected prices. If an impairment is indicated based on undiscounted expected future cash flows, then an

                             BLUE RIDGE ENERGY, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998


impairment is recognized to the extent that net capitalized costs exceed the estimated fair value of the property. Fair value of the property is estimated by the company using the present value of future cash flows discounted at 10%.

     The following expected future prices were used to estimate future cash flows to assess properties for impairment.

                                                                       1999                          1998
Oil Price per barrel:
        Year 1                                                        $25.60                        $12.35
        Year 2                                                         25.60                         13.73
        Year 3                                                         25.60                         14.57
        Year 4                                                         25.60                         15.81
        Thereafter                                                     25.60                  Escalated 3% - year
        Maximum                                                        25.60                         23.00

Gas Price per MMCF:
        Year 1                                                         $3.31                         $1.96
        Year 2                                                          3.31                          2.25
        Year 3                                                          3.31                          2.34
        Year 4                                                          3.31                          2.55
        Thereafter                                                      3.31                  Escalated 3% - year
        Maximum                                                         3.31                          3.50

     Oil and gas expected future price estimates were based on NYMEX future prices at each year-end. Expected future prices were escalated if such prices were unusually low at year-end compared to historical averages. These prices were applied to production profiles of proved developed reserves at December 31, 1999 and 1998. The Company's price assumptions change based on current industry conditions and the Company's future plans. During 1999 and 1998, the Company recognized impairments, abandonments and dry holes of $142,571 and $344,222, respectively. The impairments were determined based on the difference between the carrying value of the assets and the present value of future cash flows discounted at 10%. It is reasonably possible that a change in reserve or price estimates could occur in the near term and adversely impact management's estimate of future cash flows and consequently the carrying value of properties.

Earnings Per Common Share

     The Company's basic earnings per common share ("Basic EPS") is based on the weighted average number of common shares outstanding during the respective periods. The income available to common shareholders is computed after deducting dividends on the preferred stock. The convertible preferred stock and outstanding stock warrants are considered anti-dilutive and therefore, excluded from the earnings per share calculations.

     The following is a reconciliation of the numerators and denominators used in the calculation of Basis EPS for the years ended December 31, 1999 and 1998:

                             BLUE RIDGE ENERGY, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998


Basic EPS computation -                                         1999
                                                             ---------
     Net Income                                              $ 152,967
     Less: Preferred Stock Dividends                          (313,114)
                                                             ---------
     Loss Available to Common Stockholders                   $(160,147)
                                                             =========

      Dates                                 Shares                  Fraction                Weighted
   Outstanding                           Outstanding                of Period            Average Shares
   -----------                           ------------               ---------            --------------
January 1 - December 31                    5,171,578                 100.00%               5,171,578
Issuance of Common Stock                     250,000                  25.00%                  62,500
Conversion of Preferred Stock
   Feb. - July                               393,216                  57.00%                 224,133
Repurchase of Common Stock Jan 31             (5,000)                 92.00%                  (4,600)
                                           ---------                                      ----------
                                           5,809,794
                                           =========
     Weighted Average Shares                                                               5,453,611
                                                                                          ==========

Basic EPS (Loss)                                                                          $    (0.03)
                                                                                          ==========


Basic EPS computation -                                        1998
                                                             ---------
     Net Income                                              $  48,051
     Less: Preferred Stock Dividends                          (336,448)
                                                             ---------
     Loss Available to Common Stockholders                   $(288,397)
                                                             =========

      Dates                                 Shares                  Fraction                Weighted
   Outstanding                           Outstanding                of Period            Average Shares
   -----------                           ------------               ---------            --------------
January 1 - December 31                    1,726,600                 100.0%                1,726,600
Stock Warrants Exercised July 31           2,800,000                  41.9%                1,173,699
Preferred Stock Converted September 30       644,978                  25.2%                  162,569
                                           ---------                                      ----------
                                           5,171,578
                                           =========
     Weighted Average Shares                                                               3,062,868
                                                                                          ==========

Basic EPS (Loss)                                                                          $    (0.09)
                                                                                          ==========

                             BLUE RIDGE ENERGY, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998


Supplemental Earnings Per Share Data

The following supplemental information presents the Company's pro forma earnings per share assuming that all preferred stock was converted to common stock as of December 31, 1999 and 1998.

                                                                   December 31,
                                                           1999                  1998
                                                        -----------           -----------
Net Income                                              $   152,967           $    48,051
Preferred stock dividends paid                             (313,114)             (336,448)
Pro forma preferred stock dividends avoided                 313,114               336,448
                                                        -----------           -----------

Pro forma Net Income available for
   Common Stockholders                                  $   152,967           $    48,051
                                                        ===========           ===========

Weighted average shares outstanding                       5,453,611             3,062,868
Pro forma conversion of all preferred stock as
   of the beginning of year                                 636,950               660,916
                                                        -----------           -----------

Pro forma weighted average shares outstanding
   assuming conversion of all preferred stock             6,090,561             3,723,784
                                                        ===========           ===========

Pro forma earnings (loss) per common share              $       .03           $       .01
                                                        ===========           ===========

The preceding pro forma EPS disclosure is presented to enable the user of the financial statements to determine the effect of the conversion of potential common shares outstanding into common shares. Each share of the Series A, B, C and D Preferred Stock will be converted automatically into common stock two years from issuance or effective when a Securities Act Registration Statement for the common stock is filed with the SEC, whichever occurs first.

Income Taxes

     Income taxes are provided based on earnings reported for financial statement purposes. The provision for income taxes differ from the amounts currently payable because of temporary differences (primarily intangible drilling costs) in the recognition of certain income and expense items for financial reporting and tax reporting purposes.

                             BLUE RIDGE ENERGY, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998

Cash and Cash Equivalents

     For purposes of reporting cash flows, cash and cash equivalents includes cash on hand and cash on deposit.

2. AFFILIATED OIL AND GAS PARTNERSHIPS

     The Company provides turnkey drilling services for the various oil and gas partnerships which it sponsors. Fees earned for these drilling services, including the sale of leases to the partnerships, amounted to $4,634,089 and $1,743,211 during 1999 and 1998, respectively. The Company receives a management fee from the partnerships for its services in connection with the selection of the joint venture prospects and the initial operations of the joint venture. Management fees earned during the year ended December 31, 1999 and 1998 amounted to $244,739 and $212,624, respectively.

     In connection with the sponsorship of oil and gas partnerships, the Company is reimbursed by the partnerships for certain operating and overhead costs incurred on their behalf, including filing fees, legal fees, accounting fees, printing costs and other miscellaneous expenses. These reimbursements totaled $139,156 and $104,354 during the years ended December 31, 1999 and 1998, respectively.

     Included in the Company's financial statements are contributions made to the various Company sponsored oil and gas partnerships. The Company has allocated, on a pro-rata basis the amounts associated with these investments to the appropriate asset, liability, income and expense accounts.

     At December 31, 1999 and 1998, the various partnerships owed the Company $337,276 and $315,508, respectively, for amounts due the company for turnkey drilling services, syndication fees and reimbursement of fees and expenses incurred on behalf of the partnerships. At year end 1999 and 1998, the Company owed the partnerships for capital contributions totaling $-0- and $67,274, respectively.

     During 1998, the Company received advances from the 1998 Year End Drilling Program as prepayment of drilling fees for services to be performed by the Company during 1999. At December 31, 1998 the amount of the advanced funds was $284,074.

3. SHORT TERM INVESTMENTS

     During 1996, the Company purchased $19,925 of precious metals (consisting of gold Krugerrand coins) as a short-term investment. This amount is reflected in Current Assets in the accompanying financial statements. The Company follows the policy of carrying its short-term investment in precious metals at cost. The Company disposed of this investment in 1999 at no gain or loss.

                             BLUE RIDGE ENERGY, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998


4. RELATED PARTY TRANSACTIONS

     A. Common Stock Transactions

     The Company was organized in November, 1994, as a Nevada corporation under the name of Gem Source, Incorporated (Gem Source).

     Blue Ridge Group, Inc. (BR Group) acquired control of Gem Source in March, 1996 when BR Group acquired 1,000,000 shares of restricted stock at $0.10 a share. In May 1996, common shares were the subject of a 1 to 5 reverse split reducing the outstanding shares to 526,600 and the name of the Company was changed from Gem Source, Incorporated to Blue Ridge Energy, Inc. (BR Energy). In June 1996, BR Group acquired another 1,000,000 of restricted common stock from the company treasury for $0.05 a share, or $50,000.

     During 1997, the Company's majority shareholder, BR Group, Inc. exercised warrants to purchase 200,000 shares of the Company's common stock at $0.05 per share or $10,000. Subsequently, BR Group, Inc. distributed these shares to investors in one of its joint ventures.

     During 1998, the Company's Board of Directors approved the issuance of warrants to BR Group, Inc. to purchase 5,000,000 shares of BR Energy, Inc. restricted common stock at $0.05 per share. BR Group, Inc. previously held warrants to purchase 1,800,000 shares of restricted common stock at $0.05 per share.

     During 1998, the Company's majority shareholder, BR Group exercised warrants to purchase 2,800,000 shares of the Company's common stock at $0.05 per share, or $140,000. Subsequently, BR Group distributed 890,427 of these shares to investors in several of its partnerships.

     Under a previous arrangement with one of the Company's partnerships (the Home Stake Joint Venture) the Company had agreed to provide certain workover funds and had the right to 100% of the partnership's revenues from the well until the workover funds had been recovered. Thereafter, the Home Stake Joint Venture reverted to its original working interest position. During 1999, the Company issued 250,000 shares of its Common stock in exchange for the partnership's reversionary interest in the well.

     As of December 31, 1999, there are 5,809,794 shares of common stock issued and outstanding. A total of 3,126,893 shares are held by BR Group and the remainder of 2,765,446 shares are held by approximately 500 shareholders.

     B. Preferred Stock Transactions

     "In May 1996, BR Energy authorized the issuance and sale of 300,000 shares of Series A Preferred Stock at an assigned value of $3.00 per share and a par value of $0.001. In July 1996, BR Energy acquired the assets (primarily accounts receivable and undeveloped oil and gas leases in eastern Kentucky) of Target Leasing, Ltd. I ("Target"), a Kentucky limited partnership by the issuance and exchange of 265,746 shares of BR Energy's Series A Preferred Stock. The assets acquired were initially valued at $797,238.

                             BLUE RIDGE ENERGY, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998


Legal fees paid related to the issuance of these securities were $7,500. At the time of its issuance, there was no established market for the Series A Preferred Stock."

      For financial statement purposes, the value of the Series A Preferred Stock issued and the assets acquired were recorded at the estimated fair value of the assets acquired, which was considered the value more clearly determinable. The difference between the par value of the shares issued and the value of the property received, plus the associated expenses related to the issuance of these securities, was recorded as additional paid in capital of BR Energy.

     At December 31, 1996, management reviewed the undeveloped leases acquired in the Target Leasing, Ltd. I acquisition for impairment. Due to adverse economic conditions and the near term expiration of a significant number of these leases, management concluded these assets had been impaired and adjusted the purchase price allocation by $615,000 as prescribed by FAS 38.

     In 1997, BR Energy issued an additional 32,000 shares of Series A Preferred Stock at a cash price of $3.00 per share. The Series A Preferred Stock bore a 12% annual dividend and each share was converted into one (1) share of BR Energy Common Stock as of September 30, 1998. In total, 297,746 shares of Series A Preferred Stock were issued by BR Energy."

     In October 1996, the Smackover/Woodbine I Joint Venture sponsored by the Company, and the West Currie Joint Venture sponsored by Fortune Exploration of Kentucky, Inc. agreed to purchase shares of BR Energy Series B Preferred Stock at $3.00 per share. As of December 31, 1998, 95,500 shares of Series B Preferred Stock had been issued under this arrangement.

     C. Advances from/to Related Parties

     During 1997, the Company purchased for $250,000 the J.W. Harris 1 C oil well from two shareholders of the Company's majority shareholder, Blue Ridge Group, Inc. Subsequent to this purchase, the well's performance deteriorated significantly and the selling parties agreed to buy the well back from the Company for the original purchase price of $250,000. This $250,000 was recorded in Advances to Affiliates at December 31, 1997, and was paid in full in March of 1998.

     During 1998, the Company agreed to participate with BR Group in the acquisition and development of oil and gas properties in the Appalachian Basin of Kentucky. The Company advanced $1,300,000, bearing interest at 12% per annum, to BR Group related to these acquisitions.

     During the years ended 1998 and 1999 the Company earned interest income under this arrangement of $73,400 and $27,153, respectively. During 1999, BR Group reduced this obligation through the sale of a drilling rig and ancillary equipment to the Company and performance of services in the drilling and completion of various oil and gas wells under the terms of turnkey drilling contracts. As of December 31, 1999, the balance had been reduced to $627,304. BR Group reduced this obligation to $ -0- in 2000 through the performance of additional services under the terms of turnkey drilling contracts and cash payments.

                             BLUE RIDGE ENERGY, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998


     D. Management Fee Arrangements

     BR Group provides various management, administrative, accounting and geological services for the Company at a rate of $20,000 per month which has been determined on a proportional basis because specific identification of expenses is not practical. Management believes that this cost allocation method of expenses is reasonable. Management of BR Energy is of the opinion that this management fee represents the fair value of the services rendered. BR Energy also reimburses BR Group for direct costs paid on its behalf which amounted to $176,540 in 1999. As of December 31, 1999 and 1998, approximately $0 was due and payable to BR Group under this arrangement.

     E. Turnkey Drilling Contracts

     The Company enters into turnkey drilling contracts to drill the oil and gas wells for its privately sponsored oil and gas partnerships.

     The Company also enters into turnkey drilling contracts with BR Group to contract out the drilling and completion operations of all its oil and gas wells. Both the Company and BR Group anticipate making a profit under these turnkey drilling contracts. During 1999 and 1998, BR Energy paid BR Group $4,634,089 and $1,428,382 for these turnkey drilling and completion services. See footnote 2 for additional disclosure.

     F. Purchase of Drilling Equipment from BR Group

     In March 1999, BR Energy purchased ancillary equipment to be used in association with drilling rig #4 from BR Group at a price of $415,000.

     In April 1999, BR Energy purchased drilling rig #2 with associated ancillary equipment from BR Group at a price of $750,000.

     G. Management of Drilling Rigs

     The Company contracts with BR Group to manage and operate the two drilling rigs it owns. BR Group also manages two other rigs owned by other affiliates of BR Group. BR Group collects all drilling revenues and pays all expenses related to the drilling operations and accounts to BR Energy on a periodic basis for the net profits from operations for the two rigs owned by BR Energy. The Company reported revenues of $792,439 and costs of $709,308 from the operation of the drilling rigs for the year ended December 31, 1999.

     H. Other Property Acquisitions

     The Company acquired certain oil and gas properties from its privately sponsored oil and gas partnerships more fully described in footnote 6, Property Acquisitions.

     I. Fees to Broker Dealer

     The Company has an affiliated broker dealer, Ridgemont Securities, Inc., that raises the majority of its funds through private placement offerings for the sale of oil and gas wells and the issuance of preferred stock. The oil and gas partnerships paid both BR Energy and Ridgemont Securities for the funds raised in these private placements.

                          NOTES TO FINANCIAL STATEMENTS


     The fees and expenses paid to Ridgemont Securities, Inc. by BR Energy and the oil and gas partnerships during 1998 and 1999 are as follows:

                                                    1999                1998
                                                 ----------           --------
                   Commissions                   $1,088,138           $546,713
                   Due Diligence Fees                43,493             49,938
                   Promotion Services               200,000                 --
                   Reimburses Expenses               80,780            101,511
                                                 ----------           --------
                        Total                    $1,412,411           $698,162
                                                 ==========           ========


5. PROPERTY AND EQUIPMENT

     Property and equipment, stated at cost, consisted of the following at December 31, 1999 and 1998:

                                                                1999                            1998

         Proved Oil and Gas Properties                       $1,208,175                    $555,899
         Drilling Rigs and Related Equipment                  2,105,774                          --
         Furniture and Fixtures                                     364                         364
                                                             ----------                    --------
                                                              3,314,313                     556,263
         Less Accumulated Depreciation
            And Amortization                                   (135,707)                    (16,195)
                                                             ----------                    --------
                                                             $3,178,606                    $540,068
                                                             ==========                    ========

         Depreciation, depletion and amortization expense was $117,695 and $17,978 during the years ended 1999 and 1998, respectively.

         During 1996, the Company acquired certain non-producing leasehold interests from Target Leasing, Ltd. I in exchange for preferred stock. These leases had an average term of two to three years and were evaluated annually to determine the appropriate carrying value. During 1998 and 1997, the Company evaluated these interests and recorded an impairment loss of $77,405 each year for these leases. As of December 31, 1998, the remaining carrying value of these leases is $0. (See Note 4).

         During 1996, the Company purchased an interest in drilling the Brookshire #1 well in Vermilion Parish, Louisiana from Mescalero Energy, Inc. for $126,000. In 1997, the operator of the well, Mescalero Energy filed for bankruptcy. As a result of the Operator's bankruptcy, the Company was unable to determine the present productive capabilities of the well or the legal status of production resulting from the well. Therefore, the Company recorded an impairment loss for the entire amount in this project, or $126,000 during 1997. The Company has had no further involvement or operations related to the Brookshire #1 well.

         During 1998, the Company evaluated its investment of $392,380 in the Home Stake #1 re-entry well. The estimated undiscounted future cash flows using expected prices from the Home Stake #1 well were estimated to be $234,634 as of December 31, 1998. This estimated cash flow was calculated using the expected prices disclosed in note 1 and utilizing

                             BLUE RIDGE ENERGY, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998


revised projected reserve data. Such reserve data was based primarily on the consulting petroleum engineers December 31, 1998 reserve estimate, revised for actual production data obtained in late 1998 and early 1999. The expected future cash flow was discounted at 10% to arrive at a fair value of the property of $142,892. The excess of the carrying value of the asset over the fair value of the property was recorded as an impairment loss in 1998 of $250,000.

  The Company has pledged one of its drilling rigs and related equipment as collateral on the long term debt disclosed in Note 7.

6. PROPERTY ACQUISITIONS

         During 1999, the Company made the following property acquisitions from partnerships they have previously syndicated:

         A. In 1999, the Company acquired a 100% working interest in the Keegan Gibson #1 oil well in Smith County, Texas in exchange for issuing warrants to purchase 335,728 shares of BREY Common stock at $3.00 per share. The warrants are exercisable during the period March 27, 2000 and March 27, 2005. This property acquisition was recorded at the Company's cost basis in the partnership including accounts receivable, which management believes approximates the fair market value of the property. No basis was attributed to the warrants issued.

         B. The Company acquired in 1999, a 100.0% working interest in two gas wells in Sherman County, Texas in exchange for warrants to purchase 521,208 shares of BREY Common stock at $3.00 per share (See Note 9). The transaction was recorded at the Company's cost basis in the partnership which approximates its fair value. The Company did not allocate any cost basis to the Common stock warrants.

         C. During November, 1999, the Company acquired a 30% working interest in nine gas wells in Harlan County, Kentucky owned by two of its oil and gas partnerships in exchange for BR Energy's 53.4% working interest in a gas well in Wharton County, Texas, BR Energy's 12.5% working interest in five development wells in Mingo and Wyoming Counties of West Virginia, and 968,300 warrants to purchase BREY Common stock at $3.00 per share (See Note 9). The transaction was recorded, in accordance with FASB 123, at the estimated fair value of the assets received being $338,400, as this was considered a more reliable measurement.

         D. During 1999, the Company acquired two Ingersoll Rand drilling rigs and ancillary equipment. These drilling rigs and equipment were purchased through the reduction of advances to Blue Ridge Group by $1,190,000 and the issuance of long-term debt for $614,484, The remainder of the purchase price, $301,290, was paid in cash.

                             BLUE RIDGE ENERGY, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998


7. LONG-TERM DEBT

         During April 1999, the Company purchased a drilling rig and related equipment with a cash down payment of $245,000 and the balance of $614,484 financed over five years. The terms of the financing agreements requires monthly payments of $12,631 at interest rates ranging from 7.7% to 8.75%. The aggregate amount of required payments over the next five years as of December 31, 1999 are as follows:

                                             2000                                      $151,572
                                             2001                                       151,572
                                             2002                                       151,572
                                             2003                                       151,572
                                             2004                                        50,524
                                                                                      ---------
                                                                                        656,812
         Less - amount representing interest                                            128,070
                                                                                       --------
                Principal balance at December 31, 1999                                 $528,742
                                                                                       ========

These obligations are secured by a drilling rig and related equipment costing $656,486 and $230,150, respectively (See Note 5).

8. INCOME TAXES

         The Company has adopted the provisions of SFAS 109, which requires the use of the "liability" method under which deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

         The following reconciles the Company's Federal and State Income tax provision with the expected provision obtained by applying statutory rules to pre-tax income:

                                                                       1999            1998
                                                                    -------         -------
Expected Tax Provision (Benefit)                                    $85,907         $28,575
Effect of Progressive Tax Rates                                          --          (3,813)
                                                                    -------          ------
Tax Provision (Benefit)                                             $85,907         $24,762
                                                                    =======         =======

         The tax effect of significant temporary differences representing the net deferred tax liability at December 31, were as follows:

                                                                       1999             1998
                                                                    --------        --------
Net Operating Loss Carry Forward                                    $(12,000)       $(35,442)
Intangible Drilling Costs                                            162,139          99,674
                                                                    --------        --------
Net Deferred Tax Liability                                          $150,139        $ 64,232
                                                                    ========        ========

                             BLUE RIDGE ENERGY, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998


Income Tax Expense (Benefit) consists of the following components:

                                                                       1999            1998
                                                                    -------         -------
Currently Payable (Refundable):
         Federal Income Tax                                         $    --         $    --
         State Income Tax                                             3,000             737
                                                                    -------         -------
                                                                      3,000             737
Deferred Provision (Credit)                                          82,907          24,025
                                                                    -------         -------
         Total Tax Expense (Benefit)                                $85,907         $24,762
                                                                    =======         =======

         At December 31, 1999, the Company had a net operating loss carry forward of approximately $35,000 to offset future taxable income. This net operating loss carry forward will expire in 2019 unless utilized sooner.

         During 1998, the Company filed a refund claim with the IRS to carry back a portion of its 1997 net operating loss ($122,000). Accordingly, the Company recorded a tax refund of $31,124 in the 1997 financial statements.

9. COMMITMENTS AND CONTINGENCIES

Commitments

     The Company has agreed to automatically convert all shares of preferred stock outstanding effective when a Securities Act Registration Statement for the Company's common stock is filed with the SEC, or June 30, 2000, whichever comes first.

Contingencies

     The Company's drilling and oil and gas exploration and production operations are subject to inherent risks, including blowouts, fire and explosions which could result in personal injury or death, suspended drilling operations, damage to or destruction of equipment, damage to producing formations and pollution or other environmental hazards. As a protection against these hazards, the Company maintains general liability insurance coverage of approximately $2 million limited to $1 million per occurrence. The Company believes it is adequately insured for public liability and property damage to others with respect to its operations. However, such insurance may not be sufficient to protect the Company against liability for all consequences of well disasters, extensive fire damage, or damage to the environment. The Company has never been fined or incurred liability for pollution or other environmental damage in connection with its operations.

     As of December 31, 1999, the Company had no significant customers or suppliers , other than Blue Ridge Group, which could have a significant adverse effect on the Company's operations.

     The Company conducts its banking relations with two local financial institutions and does not anticipate any significant problems with future credit extensions. A significant amount of the Company's operating funds are maintained in one local bank insured by the FDIC.

                             BLUE RIDGE ENERGY, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998


10. STOCKHOLDERS' EQUITY

     The Company is authorized to issue two classes of stock that are designated, respectively, common and preferred stock. The total number of shares of stock which the Company initially had the authority to issue was 20,000,000 shares being designated as common stock. As of December 31, 1999, the Company was authorized to issue 25,000,000 shares of stock -- 20,000,000 being designated as common stock and 5,000,000 shares designated as preferred stock.

Common Stock and Warrants

     The Company was organized in November, 1994, as a Nevada corporation under the name of Gem Source, Incorporated (Gem Source) with an initial issuance of 1,000,000 shares of Common Stock with a par value of $0.001 per share.

     Blue Ridge Group, Inc. (BRG) acquired control of Gem Source in March, 1996, when BRG acquired 1,000,000 shares of restricted stock at $0.10 a share. In May 1996, the 2,633,000 outstanding common shares were the subject of a 5 to 1 reverse split resulting in outstanding shares of 526,600 with a par value of $0.005 per share. The name of the Company was also changed from Gem Source, Incorporated to Blue Ridge Energy, Inc. Additionally, in June 1996, BRG acquired another 1,000,000 of restricted common stock from the company treasury for $0.05 a share, or $50,000 and warrants to purchase an additional 2,000,000 shares of restricted common stock at $0.05 per share. The effective term of these warrants is from June 30, 1996 through June 30, 2001. During February 1998, the Company granted warrants to Blue Ridge Group, Inc. to purchase an additional 5,000,000 shares of restricted common stock at $0.05 per share. The effective term of these warrants is from March 31, 1998 through March 31, 2003.

     During 1997, the Company's majority shareholder, Blue Ridge Group, Inc., exercised warrants to purchase 200,000 shares of the Company's common stock at $0.05 per share or $10,000. Subsequently, Blue Ridge Group, Inc. distributed these shares of stock to investors in one of its partnerships.

     During 1998, the Company's majority shareholder, Blue Ridge Group, Inc. exercised warrants to purchase 2,800,000 shares of the Company's common stock at $0.05 per share, or $140,000. Subsequently, Blue Ridge Group, Inc. distributed 890,427 of these shares to investors in several of its partnerships.

     A table at the end of this footnote discloses additional warrants issued and to be issued as of December 31, 1999.

Series A Preferred Stock

     During May 1996, the Company authorized the issuance and sale of 300,000 shares of Series A Preferred Stock ("BRE Series A Preferred Stock") which has a par value of $0.001 per share, at $3.00 per share. The Series A Stock bears a 12% per annum dividend payable monthly. Each share of the Series A Stock shall be converted automatically into one (1) share of

                             BLUE RIDGE ENERGY, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998


Common Stock effective when a Securities Act Registration Statement for the Common Stock is filed with the U.S. Securities and Exchange Commission (the "SEC") or September 30, 1998, whichever occurs first.

     In the event of any liquidation, dissolution or winding up of the Company either voluntary or involuntary, the holders of Series A Stock shall be entitled to receive, prior and in preference to any distribution of any assets or surplus funds of the Company to the holders of Common Stock the amount of $3.00 per share plus all unpaid dividends on such share of each share of Series A Stock then held by the shareholder.

     In a Confidential Private Placement Memorandum dated July 25, 1996, the Company offered 300,000 shares of Series A Stock in exchange for partnership assets of Target Leasing, Ltd. I. As of December 31, 1999 and 1998 all of the Series A Stock had been converted into Common stock.

Series B Preferred Stock

     During 1996, the Company authorized the issuance and sale of 300,000 shares of Series B Preferred Stock ("Series B Stock") which has a par value of $0.001 per share, at $3.00 per share. The Series B Stock bears a 12% per annum dividend payable monthly. Each share of the Series B Stock shall be converted automatically into two (2) shares of Common Stock effective when a Securities Act Registration Statement for the Common Stock is filed with the SEC or two years from issuance, whichever occurs first.

     In the event of any liquidation, dissolution or winding up of the Company either voluntary or involuntary, the holders of Series B Stock shall be entitled to receive, prior and in preference to any distribution of any assets or surplus funds of the Company to the holders of Common Stock, but subordinate to the liquidation preference of the Series A Stock, the amount of $3.00 per share plus all unpaid dividends on such share of each share of Series B Stock then held by the shareholder.

     At December 31, 1999, 1998 and 1997 there were -0-, 27,158 and 202,374 shares of Series B Stock issued and outstanding.

Series C Preferred Stock

     During 1997, the Company authorized the issuance and sale of 400,000 shares of Series C Preferred Stock ("Series C Stock") which has a par value of $0.001 per share at $6.00 per share. The Series C Stock bears a 12% per annum dividend payable monthly. Each share of the Series C Stock shall be converted automatically into two (2) shares of Common Stock effective when a Securities Act Registration Statement for the Common Stock is filed with the SEC or two years from issuance, whichever occurs first.

     In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, the holders of Series C Stock shall be entitled to receive, prior and in preference to any distribution of any assets or surplus funds of the Company to the holders of Common Stock, but subordinate to the liquidation preference of the Series A Stock and the Series

                             BLUE RIDGE ENERGY, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998


B Stock, the amount of $6.00 per share plus all unpaid dividends on such share of each share of Series C Stock then held by the shareholder.

     At December 31, 1999 and 1998, there were -0- and 169,450 shares of Series C Stock issued and outstanding.

Series D Preferred Stock

     During 1998, the Company authorized the issuance and sale of 1,000,000 shares of Series D Preferred Stock ("Series D Stock") which has a par value of $0.001 per share at $5.00 per share. The Series D Stock bears a 12% per annum dividend payable monthly. Each share of the Series D Stock shall be converted automatically into one (1) share of Common Stock effective when a Securities Act Registration Statement for the Common Stock is filed with the SEC or two years from issuance, whichever occurs first. In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, the holders of Series D Stock shall be entitled to receive, prior and in preference to any distribution of any assets or surplus funds of the Company to the holders of Common Stock, but subordinate to the liquidation preference of the Series A Stock, the Series B Stock and the Series C Stock, the amount of $5.00 per share plus all unpaid dividends on such share of each share of Series D Stock then held by the shareholder.

     At December 31, 1999 and 1998, there were 636,950 and 267,700 shares of Series D Stock issued and outstanding, respectively. The total amount received from the sale of this stock was $3,184,750, less expenses paid of $777,122.

--------------------------------------------------------------------------------
A summary of the common and preferred stock account at December 31, 1999 is as follows:

                                                        Shares                         Par Value
                                                 ----------------------         --------------------- Paid-In
                                       Authorized       Issued         Per Share         Total        Capital
                                       -----------------------------------------------------------------------
Common                                 20,000,000      5,809,794         $0.005         $29,049     $1,801,744

Preferred

    Series D                            1,000,000        636,950         $0.001             637      2,406,991
--------------------------------------------------------------------------------------------------------------

Warrants issued and to be issued December 31, 1999:

Title of                Aggregate Amount          Date from         Price at               Exchange of
Issue of                of Securities             which Warrants    Which Warrants         Partnership
Securities              called for by Warrants    are Exercisable   are Exercisable        Interest and terms
Warrants Issued (1)
-------------------

Series D Preferred               267,700          May 31, 1998      $1.00 for 1 share      Issued in conjunction
Stock Warrants                   Warrants           through         of BREY                with Series D
                                                  May 31, 2003      Common Stock           Preferred Stock

Series D2 Preferred              369,250          June 8, 2000      $1.00 for 1 share      Issued in conjunction
Stock Warrants                   Warrants           through         of BREY                with Series D2
                                                  May 31, 2004      Common Stock           Preferred Stock

Series E                         632,133          January 1, 2000   $3.00 for 1 share      Issued in connection
Stock Warrants                   Warrants           through         of BREY                with sale of units in
                                                  January 1, 2004   Common Stock           1998 Year End
                                                                                           Drilling Program

Warrants to be Issued (2)
-------------------------

Series F                         335,728          March 27, 2000    $3.00 for 1 share      Issued in connection
Stock Warrants                   Warrants           through         of BREY                with exchange of proved
                                                  March 27, 2005    Common Stock           properties from Paluxy Partn.

Series F                         521,208          March 27, 2000    $3.00 for 1 share      Issued in connection
Stock Warrants                   Warrants           through         of BREY                with exchange of proved
                                                  March 27, 2005    Common Stock           properties from Sherman Moore Partnership

Series G                         438,262          November, 2000    $3.00 for 1 share      Issued in connection
Stock Warrants                   Warrants           through         of BREY                with sale of units in
                                                  October, 2002     Common Stock           B. U. Ranch  #1
                                                                                           Partnership

Series G                         600,000          November, 2000    $3.00 for 1 share      Issued in connection
Stock Warrants                   Warrants           through         of BREY                with exchange of proved
                                                  October, 2002     Common Stock           properties from Cumberland
                                                                                           Gap 10 Partnership

Series G                         368,300          November, 2000    $3.00 for 1 share      Issued in connection
Stock Warrants                   Warrants           through         of BREY                with exchange of proved
                                                  October, 2002     Common Stock           properties from Harlan County
                                                                                           Partnership

Series G                         82,500           November, 2000    $3.00 for 1 share      Issued in connection
Stock Warrants                   Warrants           through         of BREY                with the sale of units
                                                  October, 2002     Common Stock           in Mid South Partnership

Notes: (1) These Warrants have not been registered with the SEC and accordingly, are restricted as to sale under Rule 144.
       (2) As of December 31, 1999, BREY had committed to issue common stock warrants to these noted partnerships.

                             BLUE RIDGE ENERGY, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998


11. SUBSEQUENT EVENTS

         During the first quarter of 2000, Blue Ridge Group, Inc. reduced the balance on its line of credit with the Company from approximately $600,000 to approximately $0.00. This was accomplished through: (1) cash payments and (2) services performed in the drilling and completion of several wells in the Appalachian Basin for the Company.

12. SUPPLEMENTAL INFORMATION ABOUT OIL AND GAS PRODUCING PROPERTIES (UNAUDITED)

     Costs incurred in oil and gas acquisition, exploration and development activities:

                                                                                (UNAUDITED)

                                                                 1999              1998
                                                               --------          --------
         Acquisition of properties
            - Proved                                           $629,052          $     --
            - Unproved                                               --            75,000
         Exploration costs                                           --                --
         Development costs                                      294,260           225,350
         Company's share of equity method investees
             Of property acquisition, exploration and
             Development                                         57,970           192,350
                                                               --------          --------
                                                               $981,282          $492,700
                                                               ========          ========


Results of Operations for Oil and Gas Producing Activities for the Years ended December 31, 1999 and 1998:

                                                                        (UNAUDITED)
                                                                 1999                1998
                                                               ---------           ---------
         Oil and gas sales                                     $  60,226           $  27,501
         Gain on sale of oil and gas leases                           --              75,000
         Production costs                                        (17,741)            (27,225)
         Abandonment and dry hole costs                         (142,571)            (16,817)
         Depreciation, depletion, and amortization
            and valuation provision                               (9,272)           (343,405)
                                                               ---------           ---------
                                                                (109,358)           (284,946)
         Income tax credit                                        37,182              96,882
                                                               ---------           ---------

         Results of operations for oil and gas
            Producing activities (excluding corporate
               overhead and financing cost)                    $ (72,176)          $(188,064)
                                                               =========           =========

Reserve Quantities (Unaudited)

         The following tables present estimates of the Company's proved oil and gas reserves. The Company emphasizes that reserve estimates are inherently imprecise and that estimates of new discoveries are more imprecise than those of producing oil and gas properties. Accordingly, the estimates are expected to change as future information becomes available. All of the Company's reserves are located in the United States.

         Proved reserves are estimated reserves of crude oil (including condensate and natural gas liquids) and natural gas that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years

                             BLUE RIDGE ENERGY, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998


from known reservoirs under existing economic and operating conditions. Proved development reserves are those expected to be recovered through existing wells, equipment, and operating methods.

                                       Oil (BBLS)        Gas (MCF)
                                       ---------------------------
Reserves -- December 31, 1997             2,236                --
Purchases of minerals in place           13,452            10,850
Extensions                               20,989            22,000
Production                               (1,718)           (2,000)
                                        -------           -------
Reserves -- December 31, 1998            34,959            30,850

Revisions                               (14,397)          (12,850)
Purchase of minerals in place             3,564            70,252
Extensions                                    0           734,840
Production                               (2,552)           (4,115)
                                        -------           -------
Reserves - December 31, 1999             21,574           818,977
                                        =======           =======

Proved Developed Reserves
         December 31, 1998               34,959            30,850
                                        =======           =======
         December 31, 1999               21,574           818,977
                                        =======           =======

Standardized Measure of Discounted Future Net Cash Flows (Unaudited)

The following table presents the standardized measure of discounted future net cash flows relating to proved oil and gas reserves in accordance with SFAS 69:

                                                                 December 31,         December 31,
                                                                     1999                 1998
                                                                 ------------         ------------
Future cash inflows                                               $3,068,912           $ 414,648
Future development costs                                            (130,663)                 --
Future production costs                                           (1,136,182)           (122,981)
Future income taxes                                                 (391,162)             (8,419)
                                                                  ----------           ---------
Future net cash flows                                              1,410,905             283,248
10% annual discount for estimated
  timing of cash flow                                               (704,030)           (102,836)
                                                                  ----------           ---------

Standardized measure of discounted future net cash flows          $  706,875           $  80,412
                                                                  ==========           =========
Changes in Standardized Measure
   of Discounted Future Net Cash Flows:

Standardized measure of discounted
   future net cash flows (beginning)                              $  180,412           $  18,138
Sales of oil and gas, net of production costs                        (42,485)               (276)
Net changes in price and production costs                            202,716             (26,832)
Revisions of previous quantity estimates                             (89,388)             (1,546)
Change in future income taxes                                       (382,743)             (4,548)
Accretion of discount                                               (601,194)            (96,349)
Extensions and discoveries less related costs                      1,271,096             180,157
Purchase of minerals in place less related costs                     163,461             111,668
                                                                  ----------           ---------
Standardized measure of discounted
   future net cash flows (ending)                                 $  706,875           $ 180,412
                                                                  ==========           =========

                            BLUE RIDGE ENERGY, INC.
                         NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998

      The standardized measure of discounted future net cash flows is computed by applying year-end prices of oil and gas (with consideration of prices changed only to the extent provided by contractual arrangements) to the estimated future production of proved oil and gas reserves, less estimated future expenditures (based on year-end costs) to be incurred in developing and producing the proved reserves, less estimated future income tax expenses (based on year-end statutory tax rates, with consideration of future tax rates already legislated) to be incurred on pretax net cash flows less tax basis of the properties and available credits, and assuming continuation of existing economic conditions. The estimated future net cash flows are then discounted using a rate of 10 percent a year to reflect the estimated timing of the future cash flows.

13. FINANCIAL INFORMATION RELATING TO INDUSTRY SEGMENTS

      The Company's operating activities can be divided into three major segments: turnkey drilling services for Company sponsored partnerships, contract drilling services and the operation of oil and gas properties. The Company earns income from drilling oil and gas wells for Company-sponsored drilling partnerships and retains an interest in each well. The Company also engages in providing contract drilling services for its limited partnerships and third parties. The Company charges Company sponsored partnerships and other third parties competitive industry rates for well operations and drilling services. Segment information for the years ended December 31, 1999 and 1998 is as follows:

                                                           December 31,          December 31,
                                                               1999                 1998
                                                           ------------          ------------
SEGMENT REVENUES:
     Turnkey Revenue and Related Partnership Fees          $ 5,017,984           $ 2,060,189
     Contract Drilling Services                                792,439                    --
     Oil and Gas Sales                                          60,226                27,501
     Unallocated Amounts (1)                                    27,153                82,181
                                                           -----------           -----------
     Total Revenues                                        $ 5,897,802           $ 2,169,871
                                                           ===========           ===========

     (1) Interest income is not allocated in assessing segment performance.

SEGMENT INCOME / LOSS BEFORE INCOME TAXES:
     Turnkey Income and Related Partnership Fees           $   583,144           $   160,997
     Contract Drilling Services                                (25,239)                   --
     Oil and Gas Production                                     33,160               (17,702)
     Unallocated Amounts:
              General and Administrative                      (353,860)             (166,104)
              Interest Income (Expense), net                     1,669                82,181
              Other                                                 --                13,441
                                                           -----------           -----------
     Total Income (Loss)                                   $   238,874           $    72,813
                                                           ===========           ===========

SEGMENT ASSETS:
     Turnkey Drilling Operations                           $ 1,049,665           $ 1,889,397
     Contract Drilling Rig Operations                        1,995,703                65,000
     Oil and Gas Production Operations                       1,182,903               540,068
     Unallocated Amounts
              Cash                                             131,465               480,952
              Other                                                 --                19,925
                                                           -----------           -----------
     Total Assets                                          $ 4,359,736           $ 2,995,342
                                                           ===========           ===========

EXPENDITURES FOR SEGMENT
     LONG-LIVED ASSETS
     Turnkey Operations                                    $        --           $        --
     Contract Drilling Services                              2,105,774                    --
     Oil and Gas Production Operations                         744,992               492,700
                                                           -----------           -----------
     Total Expenditures                                    $ 2,850,766           $   492,700
                                                           ===========           ===========

PART III


         EXHIBIT
         NUMBER                         DESCRIPTION
         -------  --------------------------------------------------------------
         (3)(i)*  Articles of Incorporation of Blue Ridge Energy, Inc.
         (3)(ii)* Bylaws of Blue Ridge Energy, Inc.
         10.1*    Turnkey drilling contract - Blue Ridge Energy Production Fund dated August 1, 1996
         10.2*    Turnkey drilling contract - Smackover/Woodbine I Joint Venture dated October 1, 1996
         10.3*    Turnkey drilling contract - Blue Ridge Energy, Inc. and Blue
                  Ridge Group, Inc. dated October 1, 1996
         10.4*    Turnkey drilling contract - Paluxy Joint Venture, Ltd. dated
                  February 24, 1997
         10.5*    Turnkey drilling contract - Blue Ridge Energy, Inc. and Blue
                  Ridge Group, Inc. dated February 24, 1997
         10.6*    Turnkey drilling contract - Home Stake Joint Venture Ltd.
                  dated May 21, 1997
         10.7*    Turnkey drilling contract - Blue Ridge Energy, Inc. and Blue
                  Ridge Group, Inc. dated May 21, 1997
         10.8*    Turnkey drilling contract - Sherman/Moore #1 Joint Venture,
                  Ltd. dated September 26, 1997
         10.9*    Turnkey drilling contract - Blue Ridge Energy, Inc. and Blue
                  Ridge Group, Inc. dated September 26, 1997
         10.10*   Turnkey drilling contract - Phillips/Blue Ridge Joint Venture
                  #1, Ltd. dated February 10, 1998
         10.11*   Turnkey drilling contract - Blue Ridge Energy, Inc. and Blue
                  Ridge Group, Inc. dated February 10, 1998
         10.12*   Turnkey drilling contract - 1998 Year End Drilling Programs,
                  Ltd. dated December 1, 1998
         10.13*   Turnkey drilling contract - Blue Ridge Energy, Inc. and Blue
                  Ridge Group, Inc. dated December 1, 1998
         10.14*   Turnkey drilling contract - Harlan County Limited Partnership,
                  Ltd. dated March 4, 1999
         10.15*   Turnkey drilling contract - Blue Ridge Energy, Inc. and Blue
                  Ridge Group, Inc. dated March 4, 1999
         10.16*   Turnkey drilling contract - Cumberland Gap 10 Limited
                  Partnership, Ltd. dated April 13, 1999
         10.17*   Turnkey drilling contract - Blue Ridge Energy, Inc. and Blue
                  Ridge Group, Inc. dated April 13, 1999
         10.18*   Purchase contract for Ingersoll-Rand RD-20 drilling rig - from
                  Noland Company dated February 6, 1998
         10.19*   Bill of Sale of Ingersoll-Rand T-4 drilling rig - Blue Ridge
                  Group, Inc. to Blue Ridge Energy, Inc. dated June 30, 1999
         10.20*   Promissory Note for $126,000 from Blue Ridge Energy, Inc. to
                  Blue Ridge Group, Inc. dated June 30, 1996
         10.21*   Letter agreement and line of credit for $1,500,000 between
                  Blue Ridge Group, Inc. and Blue Ridge Energy, Inc. for the
                  acquisition by Energy of a 75% W.I. in 50 oil & gas wells in
                  Appalachian Basin dated August 31, 1998
         10.22*   Management Services contract between Blue Ridge Energy, Inc.
                  and Blue Ridge Group dated September 30, 1996
         10.23*   Common Stock Purchases Warrant between Blue Ridge Energy, Inc.
                  and Blue Ridge Group for purchase of 2,000,000 shares of Blue
                  Ridge Energy, Inc. common stock - dated June 30, 1996
         10.24*   Common Stock Purchase Warrant between Blue Ridge Energy, Inc.
                  and Blue Ridge Group, Inc. for purchase of 5,000,000 of Blue
                  Ridge Energy, Inc.
         10.39*   Limited Partnership Agreement of Home Stake Joint Venture,
                  Ltd. The Company's other limited partnership agreements are substantially similar in contents to the Homestake Joint
                  Venture.
            11*   Computation of per share earnings - included in Part F/S
            13    Quarterly report on Form 10-QSB for the period ended September
                  30, 1999. Incorporated by reference to part F/S of the Form
                  10-SB, previously filed on November 10, 1999
          27.1    Financial Data Schedule
          27.2*   Financial Data Schedule
          27.3*   Financial Data Schedule

* EXHIBITS PREVIOUSLY FILED WITH AMENDMENT NUMBER 2

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

                                     Blue Ridge Energy, Inc. Registrant

Date: May 4, 2000                    By: /s/ J. THOMAS COOK, JR.
                                         ---------------------------------------
                                         J. Thomas Cook, Jr.
                                         Director, Senior Vice President-Finance
                                         and Chief Financial Officer

INDEX TO EXHIBITS


         EXHIBIT
         NUMBER                         DESCRIPTION
         -------  --------------------------------------------------------------
         3(i)*    Articles of Incorporation of Blue Ridge Energy, Inc.
         3(ii)*   Bylaws of Blue Ridge Energy, Inc.
         10.1*    Turnkey drilling contract - Blue Ridge Energy Production Fund dated August 1, 1996
         10.2*    Turnkey drilling contract - Smackover/Woodbine I Joint Venture dated October 1, 1996
         10.3*    Turnkey drilling contract - Blue Ridge Energy, Inc. and Blue
                  Ridge Group, Inc. dated October 1, 1996
         10.4*    Turnkey drilling contract - Paluxy Joint Venture, Ltd. dated
                  February 24, 1997
         10.5*    Turnkey drilling contract - Blue Ridge Energy, Inc. and Blue
                  Ridge Group, Inc. dated February 24, 1997
         10.6*    Turnkey drilling contract - Home Stake Joint Venture Ltd.
                  dated May 21, 1997
         10.7*    Turnkey drilling contract - Blue Ridge Energy, Inc. and Blue
                  Ridge Group, Inc. dated May 21, 1997
         10.8*    Turnkey drilling contract - Sherman/Moore #1 Joint Venture,
                  Ltd. dated September 26, 1997
         10.9*    Turnkey drilling contract - Blue Ridge Energy, Inc. and Blue
                  Ridge Group Inc. dated September 26, 1997
         10.10*   Turnkey drilling contract - Phillips/Blue Ridge Joint Venture
                  #1, Ltd. dated February 10, 1998
         10.11*   Turnkey drilling contract - Blue Ridge Energy, Inc. and Blue
                  Ridge Group, Inc. dated February 10, 1998
         10.12*   Turnkey drilling contract - 1998 Year Ended Drilling Programs,
                  Ltd. dated December 1, 1998
         10.13*   Turnkey drilling contract - Blue Ridge Energy, Inc. and Blue
                  Ridge Group, Inc. dated December 1, 1998
         10.14*   Turnkey drilling contract - Harlan County Limited Partnership,
                  Ltd. dated March 4, 1999
         10.15*   Turnkey drilling contract - Blue Ridge Energy, Inc. and Blue
                  Ridge Group, Inc. dated March 4, 1999
         10.16*   Turnkey drilling contract - Cumberland Gap 10 Limited
                  Partnership, Ltd. dated April 13, 1999
         10.17*   Turnkey drilling contract - Blue Ridge Energy, Inc. and Blue
                  Ridge Group, Inc. dated April 13, 1999
         10.18*   Purchase contract for Ingersoll-Rand RD-20 drilling rig --
                  from Noland Company dated February 6, 1998.
         10.19*   Bill of Sale of Ingersoll-Rand T-4 drilling rig - Blue Ridge
                  Group, Inc. to Blue Ridge Energy, Inc. dated June 30, 1999.
         10.20*   Promissory Note for $126,000 from Blue Ridge Energy Inc. to
                  Blue Ridge Group Inc. dated June 30, 1996.
         10.21*   Letter agreement and line of credit for $1,500,000 between
                  Blue Ridge Group Inc. and Blue Ridge Energy, Inc for the
                  acquisition by Energy of a 75% W.I. in 50 oil & gas wells in
                  Appalachian Basin dated August 31, 1998.
         10.22*   Management Services contract between Blue Ridge Energy, Inc.
                  and Blue Ridge Group dated September 30, 1996.
         10.23*   Common Stock Purchases Warrant between Blue Ridge Energy, Inc.
                  and Blue Ridge Group for purchase of 2,000,000 shares of Blue
                  Ridge Energy Inc, common stock - dated June 30, 1996.
         10.24*   Common Stock Purchase Warrant between Blue Ridge Energy Inc and Blue Ridge Group Inc for purchase of 5,000,000 of Blue
                  Ridge Energy Inc common stock - dated February 26, 1998.
         10.39*   Limited Partnership Agreement of Home Stake Joint Venture,
                  Ltd. The Company's other limited partnership agreements are substantially similar in contents to the Homestake Joint
                  Venture.
            11*   Computation of per share earnings - included in Part F/S
            13    Quarterly report on Form 10-QSB for the period ended September
                  30, 1999. Incorporated by reference to part F/S of the Form
                  10-SB, previously filed on November 10, 1999
          27.1    Financial Data Schedule
          27.2*   Financial Data Schedule
          27.3*   Financial Data Schedule

* EXHIBITS PREVIOUSLY FILED WITH AMENDMENT NUMBER 2